EXHIBIT 2.2


THIS IS NOT A SOLICITATION OF ACCEPTANCE OR REJECTION OF THE PLAN. ACCEPTANCES OR REJECTIONS MAY NOT BE SOLICITED UNTIL A DISCLOSURE STATEMENT HAS BEEN APPROVED BY THE BANKRUPTCY COURT. THIS DISCLOSURE STATEMENT IS BEING SUBMITTED FOR APPROVAL BUT HAS NOT BEEN APPROVED BY THE COURT.

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
-------------------------------------------------------x
In re                                                  :
                                                       :  Chapter 11 Case No.
FOOTSTAR, INC., et al.,                                :  04-22350  (ASH)
                                                       :
                                                       :  (Jointly Administered)
                           Debtors.                    :
-------------------------------------------------------x







         PROPOSED DISCLOSURE STATEMENT FOR DEBTORS' FIRST AMENDED JOINT PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE
         --------------------------------------------------------------










                                                  WEIL, GOTSHAL & MANGES LLP
                                                      Attorneys for Debtors and
                                                      Debtors in Possession
                                                  767 Fifth Avenue
                                                  New York, New York  10153
                                                  (212) 310-8000


Dated:   New York, New York
         November 30, 2005

                                TABLE OF CONTENTS


                                                                                                               PAGE

I.       Introduction............................................................................................1

II.      Treatment of Creditors and Shareholders Under the Plan..................................................3

         A.       Outline of the Plan............................................................................4

         B.       Summary of Classification and Treatment........................................................4

         C.       Description of Classes under the Plan..........................................................5

         D.       Certain Conditions to the Effective Date.......................................................7

         E.       Administrative Expenses and Priority Claims....................................................7

         F.       Substantive Consolidation......................................................................8

         G.       Reservation of "Cram Down" Rights..............................................................9

III.     Voting Procedures and Requirements......................................................................9

         A.       Vote Required for Acceptance by a Class.......................................................10

         B.       Classes Not Entitled to Vote..................................................................10

         C.       Voting........................................................................................10

IV.      Financial Information and Projections..................................................................11

         A.       Introduction..................................................................................11

         B.       The Financial Projections.....................................................................12

V.       Business Description and Reasons for Chapter 11........................................................12

         A.       The Debtors' Businesses.......................................................................12

         B.       The Debtors' Prepetition Capital Structure....................................................15

         C.       Events Leading to the Commencement of the Chapter 11 Cases....................................16

         D.       Prepetition Restructuring Initiatives.........................................................18

         E.       Pending Litigation and Other Proceedings......................................................18

VI.      Significant Events During the Chapter 11 Cases.........................................................20

         A.       Bankruptcy Filing and First Day Orders........................................................20

         B.       Appointment of the Creditors' Committee.......................................................21

         C.       Equity Committee..............................................................................22

         D.       Retention of Legal Counsel and Financial Advisors.............................................23

         E.       The Debtors' Credit Agreements................................................................23

         F.       Prior Litigation with Kmart and the Kmart Settlement..........................................24

         G.       Federated and Gordmans Termination Agreements.................................................27

         H.       The Debtors' Properties.......................................................................28


                                       i

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                                              PAGE

         I.       Sale of Certain Business Units................................................................28

         J.       AIG Settlement................................................................................32

         K.       John Michael Robinson Stipulation.............................................................33

         L.       De Minimis Assets Sale Procedures.............................................................33

         M.       Lease Rejection and Abandonment Procedures....................................................33

         N.       Settlement Procedures.........................................................................34

         O.       Key Employee and Key Executive Retention Program..............................................34

         P.       Retention of Amper Politziner & Mattia P.C....................................................37

         Q.       Claims Process and Bar Date...................................................................38

         R.       Case Interest Rate and Exclusivity............................................................39

VII.     Governance of Reorganized Footstar.....................................................................39

         A.       Board of Directors............................................................................39

         B.       Senior Management.............................................................................39

VIII.    Other Aspects of the Plan..............................................................................40

         A.       Voting of Claims and Interests................................................................40

         B.       Distributions.................................................................................40

         C.       Treatment of Executory Contracts and Unexpired Leases.........................................42

         D.       Exit Facility.................................................................................43

         E.       Effect of Confirmation........................................................................43

         F.       Derivative Claims.............................................................................44

         G.       Compensation and Retention Programs...........................................................44

         H.       Employment Contracts..........................................................................44

         I.       Reorganized Director Stock Plan...............................................................45

         J.       Retiree Benefits..............................................................................45

         K.       Survival of Corporate Reimbursement Obligations...............................................45

         L.       Certificate of Incorporation of Reorganized Footstar..........................................45

         M.       Violations of the Trading Order...............................................................46

         N.       Miscellaneous Provisions......................................................................46

IX.      Certain Factors to Be Considered.......................................................................47

         A.       Certain Bankruptcy Considerations.............................................................47

         B.       Risks Relating to the Recoveries under the Plan...............................................47

         C.       Risks Associated with the Business............................................................47


                                       ii

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                                              PAGE

X.       Confirmation of the Plan...............................................................................48

         A.       Confirmation Hearing..........................................................................48

         B.       General Requirements of Section 1129..........................................................48

         C.       Best Interests Tests/Liquidation Analysis.....................................................50

         D.       Feasibility...................................................................................50

         E.       Section 1129(b)...............................................................................50

XI.      Alternatives to Confirmation and Consummation of this Plan.............................................51

         A.       Liquidation Under Chapter 7...................................................................51

         B.       Alternative Plan of Reorganization............................................................51

XII.     Securities Laws Matters................................................................................52

XIII.    Certain Federal Income Tax Consequences of the Plan....................................................52

         A.       Introduction..................................................................................52

         B.       Consequences to the Debtors...................................................................53

         C.       Consequences to Holders of General Unsecured Claims...........................................56

         D.       Consequences to Holders of Subordinated Claims................................................56

         E.       Consequences to Holders of Footstar Equity Interests..........................................57

         F.       Information Reporting and Withholding.........................................................57

XIV.     Conclusion.............................................................................................58


                                    GLOSSARY

-------------------------------- -------------------------------------------------------------------------------------
Administrative Expense Claim     Any expense relating to the administration of the chapter 11 cases, including actual and necessary costs and expenses of preserving the Debtors' estates and operating the Debtors' businesses, any indebtedness or obligations incurred or assumed during the chapter 11 cases, allowances for compensation and reimbursement of expenses if allowed by the Bankruptcy Court, allowed claims arising under the
                                 DIP Credit Agreement and certain statutory fees chargeable against the Debtors'
                                 estates.

Athletic                         The athletic footwear and apparel segment of the Debtors' business.

Ballot                           The form distributed to each holder of an impaired Secured Tax Claim, General
                                 Unsecured Claim or Equity Interest that is entitled to vote to accept or reject the
                                 Plan on which is to be indicated acceptance or rejection of the Plan.

Bankruptcy Code                  Title 11 of the United States Code.

Bankruptcy Court                 The United States Bankruptcy Court for the Southern District of New York.

Case Interest Rate               From the Petition Date through the Distribution Date, simple interest at the rate of 4.25% per annum, except that, unless otherwise waived, interest on allowed claims arising from the rejection of executory contracts or unexpired leases of real property accrue from the effective date of rejection.

Cash                             Legal tender of the United States of America.

Confirmation Date                The date on which the clerk of the Bankruptcy Court enters the Confirmation Order on the docket of the Bankruptcy Court.

Confirmation Order               The order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code, which order will comply with the provisions of the DIP Credit
                                 Agreement.

Credit Agreement                 The Credit Agreement, dated as of October 18, 2002, among Footstar and Footstar
                                 Corporation and Fleet National Bank as administrative agent, certain co-agents named therein, and the lender parties thereto, as amended.
CSFB                             Credit Suisse First Boston, the Debtors' financial advisor.

Creditors' Committee             The statutory committee of unsecured creditors appointed in the Debtors' chapter 11 cases, as constituted from time to time.

Cure Claim                       Any allowed claim that the Debtors agree or are required by order to pay arising as a result of any and all defaults under any executory contract or unexpired lease assumed or assumed and assigned by the Debtors during the chapter 11 cases in accordance with section 365 of the Bankruptcy Code.

Debtors                          Footstar, Inc., Footstar Corporation and Footstar HQ, LLC.

DIP Credit Agreement             The Debtor-In-Possession Credit Agreement, dated as of March 4, 2004, as amended from time to time, including amendments providing for an exit facility, among
                                 Footstar and each of its subsidiaries named therein and the lenders thereto.

Disclosure Statement             This document together with the annexed exhibits.

Disbursing Agent                 Any Debtor or Reorganized Debtor entity or its assign in its capacity as Disbursing
                                 Agent pursuant to section 6.03 of the Plan.

Distribution Date                The date on which a distribution is transmitted to the holder of an allowed claim or any portion thereof.

Effective Date                   A business day selected by the Debtors on or after the date of confirmation of the
                                 Plan on which the conditions to the effectiveness of the Plan have been satisfied or waived and on which there is no stay of the order confirming the Plan in effect.

Equity Committee                 The official committee of equity interest holders appointed in the Debtors' chapter
                                 11 cases.


                                       ii

Equity Interest                  Any share of common or preferred stock or other instrument evidencing an ownership interest in any of the Debtors, whether or not transferable, and any option warrant or right, contractual or otherwise, to acquire any such interest.

Footstar or the Company          Footstar, Inc.

Footstar Equity Interest         An equity interest in Footstar.

General Unsecured Claim          Any general unsecured claim against the Debtors.

Kmart                            Kmart Corporation and all affiliated entities.

Kmart Settlement                 That certain agreement, dated as of July 2, 2005, between Footstar and Kmart.

Master Agreement                 That certain master agreement, effective as of July 1, 1995, as amended, that governs the relationship between Kmart and the Debtors.

Meldisco                         The discount and family footwear segment of the Debtors' business.

Other Priority Claim             Any claim entitled to priority under the Bankruptcy Code other than Administrative
                                 Expense Claims and Priority Tax Claims.

Other Secured Claims             Any secured claim, other than a Secured Tax Claim.

Petition Date                    March 2, 2004, the date on which the Debtors commenced their chapter 11 cases.

Plan                             The Debtors' First Amended Joint Plan of Reorganization Under Chapter 11 of the
                                 Bankruptcy Code annexed as Exhibit A to this Disclosure Statement.

Postpetition Lenders             Collectively, the banks and financial institutions that are parties to the DIP
                                 Credit Agreement and their successors and assigns.

Priority Tax Claim               A claim of a governmental entity for taxes that are entitled to priority in payment under the Bankruptcy Code.

Reorganized Debtors              The Debtors, as reorganized, as of the Effective Date in accordance with the Plan.

Reorganized Footstar             Footstar on and after the Effective Date.

SEC                              Securities and Exchange Commission.

Secured Claim                    Any claim (i) to the extent reflected in the Debtors' schedules or upon a proof of claim as a Secured Claim, which is secured by a lien on collateral to the extent of the value of such collateral, as determined in accordance with section 506(a) of the Bankruptcy Code or (ii) that is subject to a valid right of setoff pursuant to section 553 of the Bankruptcy Code.

Secured Tax Claim                Any Secured Claim that, absent its secured status, would be entitled to priority in right of payment under section 507(a)(8) of the Bankruptcy Code, (determined irrespective of time limitations), and including any related Secured Claim for penalties.

Shoemart                         The footwear departments operated by the Debtors in each applicable Kmart store.

Shoemart Subsidiaries            The Debtor entities that, prior to the elimination of subsidiaries pursuant to the
                                 Kmart Settlement, operated the footwear departments in Kmart stores.

Subordinated Claim               Any claim (i) arising from the rescission of a purchase or sale of securities in any of the Debtors or an affiliate of the Debtors, (ii) for damages arising from the purchase of such a security, (iii) for violations of securities laws, misrepresentations and similar claims if they relate to the sale of securities or otherwise subject to section 510 of the Bankruptcy Code and (iv) for reimbursement, contribution or indemnification allowed under section 502 of the Bankruptcy Code on account of such claim.


                                      iii

Subsidiary                       (I) Any corporation, association, or other business entity of which more than 50%
                                 of the total voting power of shares or other voting securities outstanding thereof is at the time owned or controlled, directly or indirectly, by Footstar or one or more of the other Subsidiaries of Footstar (or any combination thereof) and (II)
                                 any partnership or limited liability company (a) the sole general partner, the managing general partner, or the managing member of which is Footstar or one or more of the other Subsidiaries of Footstar (or any combination thereof) or (b) the only general partners or members of which are Footstar or one or more of the other
                                 Subsidiaries of Footstar (or any combination thereof).

Subsidiary Equity Interest       An equity interest in any of the Debtors other than Footstar.

Tax Code                         Internal Revenue Code.

Trading Order                    The Interim and Final Orders Pursuant to Sections 362 and 105(s) of the Bankruptcy
                                 Code Establishing Notification Procedures and Approving Restrictions on Certain
                                 Transfers of Interest in the Debtors' Estates, dated March 2, 2004 and March 30,
                                 2004, respectively.

Voting Agent                     See section I of this Disclosure Statement for contact information.

Voting Deadline                  [insert date], is the last date for the actual receipt of Ballots to accept or reject the Plan.
-------------------------------- -------------------------------------------------------------------------------------

                                       I.

                                  Introduction

           Footstar, Inc. and its Debtor-affiliates are soliciting votes to accept or reject the Plan. A copy of the Plan is attached as Exhibit A to this Disclosure Statement. Footstar, Inc., Footstar Corporation and Footstar HQ, LLC are referred to as the "Debtors." Please refer to the attached Glossary for definitions of other terms used in this Disclosure Statement.

           The Debtors' first plan of reorganization (the "Original Plan"), which was filed with the Bankruptcy Court on November 12, 2004, provided for payment in full of General Unsecured Claims, including postpetition interest at the Case Interest Rate. The Original Plan provided for distributions in the event of a sale of the Debtors or a reorganization around the Meldisco business. The Original Plan was contingent upon, among other things, a resolution of the Debtors' litigation with Kmart regarding assumption of the Kmart Agreement.

           In August of 2005, the Bankruptcy Court approved the Kmart Settlement, which assured the solvency of the Debtors by allowing the Debtors to reorganize around their Meldisco business and assume the Kmart Agreement. In light of the Kmart Settlement, the Original Plan required amendments, including removal of the concept of a sale of the Debtors' business. On October 28, 2005, after making the requisite modifications, the Debtors filed the Plan, which provided for postpetition interest at the federal judgment rate (i.e., 1.23% per annum). The Creditors' Committee believed, however, that this interest rate was insufficient, and accordingly, sought to terminate the Debtors' exclusivity periods and have the Bankruptcy Court fix a higher rate of postpetition interest. On November 23, 2005, the Bankruptcy Court modified the Debtors' exclusivity periods to allow the Creditors' Committee and the Equity Committee to file plans of reorganization, but reserved judgment on the appropriate rate of postpetition interest. Since this modification of the exclusivity periods, the Debtors, the Creditors' Committee and the Equity Committee agreed to the terms of a consensual plan of reorganization, including resolution of the dispute regarding the appropriate rate of postpetition interest. The Plan now provides postpetition interest rate for unsecured claims at 4.25% per annum. This new postpetition interest rate is referred to herein and in the Plan as the "Case Interest Rate." The Case Interest Rate has the unanimous support of the Creditors' Committee and the support of the following unsecured claim holders:
Alpine Associates, Contrarian Capital Management LLC, and Liquidity Solutions, Inc.

           The Plan is predicated upon Footstar's settlement with Kmart, as embodied in the Kmart Settlement and the Master Agreement (as amended by the Kmart Settlement). As described in section VI, the Kmart Settlement resolved all outstanding litigation between the parties, allowed Footstar to assume the Master Agreement and continue to operate footwear departments in Kmart stores. The Kmart Settlement also provides that the Master Agreement will terminate at the end of 2008 (instead of 2012), but requires Kmart to buy out the Debtors' inventory at book value to help ensure an orderly disposition of the Debtors' inventory held at the Kmart stores at the end of the term of the Master Agreement. Most importantly, the Settlement enabled the Debtors to file the Plan that provides for payment in full to creditors (plus interest at the Case Interest Rate) and a return to holders of Foostar's Equity Interests. If the Debtors had lost in litigation with Kmart, it is likely that creditors would not have been paid in full and Footstar Equity Interests would have been extinguished.

           The purpose of the Disclosure Statement is to provide sufficient information to enable the creditors of the Debtors who are entitled to vote to make an informed decision on whether to accept or reject the Plan. The Disclosure Statement describes:

|X| how the Plan treats creditors and shareholders of the Debtors and the conditions to distribution and the Effective Date under the Plan (section
     II);

|X|  how to submit a vote on the Plan and who is entitled to vote (section III);

|X| certain financial information about the Debtors, including their 3-year projections (section IV);

|X| the businesses of the Debtors and the reasons why they commenced their chapter 11 cases (section V);

|X| significant events that have occurred in the Debtors' chapter 11 cases (section VI);

|X|  how the Board of Directors will be selected (section VII);

|X| how distributions under the Plan will be made and the manner in which disputed claims are to be resolved (section VIII);

|X|  certain factors creditors should consider before voting (section IX);

|X|  the procedure for confirming the Plan (section X);

|X|  alternatives to confirmation of the Plan (section XI);

|X|  certain securities laws issues (section XII); and

|X|  certain tax laws issues (Section XIII).

Please note that if there is any inconsistency between the Plan and the descriptions in the Disclosure Statement, the terms of the Plan will govern.

           Additional financial information about the Debtors can be found in the annual report on Form 10-K for the year ended January 1, 2005 and their quarterly reports on Form 10-Q for the first two quarters of fiscal year 2005, which were filed by Footstar with the Securities and Exchange Commission on September 29 and 30, 2005. Copies of these SEC filings may be obtained over the internet at www.sec.gov.

           This Disclosure Statement, the Plan and correspondence from the Creditors' Committee and the Equity Committee urging creditors and equity holders to vote in favor of the Plan are the only materials creditors and equity holders should use to determine whether to vote to accept or reject the Plan.

--------------------------------------------------------------------------------
     THE LAST DAY TO VOTE TO ACCEPT OR REJECT THE PLAN IS [INSERT DATE]. TO BE COUNTED, YOUR BALLOT MUST BE ACTUALLY RECEIVED BY THE VOTING AGENT BY THIS DATE.


     THE RECORD DATE FOR DETERMINING WHICH CREDITORS OR EQUITY HOLDERS MAY VOTE ON THE PLAN IS [INSERT DATE].
--------------------------------------------------------------------------------

           The Plan was developed over several months and through extensive negotiations with the Creditors' Committee and the Equity Committee. The Debtors believe that confirmation of the Plan is their best chance for emerging from chapter 11.

--------------------------------------------------------------------------------
     RECOMMENDATION: The Debtors, the Creditors' Committee and the Equity Committee urge secured tax creditors, holders of General Unsecured Claims and holders of Footstar Equity Interests to vote to accept the Plan.
--------------------------------------------------------------------------------

           Additional copies of this Disclosure Statement are available upon request made to the Voting Agent, at the following address:

--------------------------------------------------------------------------------
                  Footstar, Inc.
                  Financial Balloting Group
                  757 Third Avenue - 3rd Floor
                  New York, New York  10017
                  866-328-1983
--------------------------------------------------------------------------------

           The summaries of the Plan and other documents related to the restructuring of the Debtors are qualified in their entirety by the Plan and its exhibits. The financial and other information included in this Disclosure Statement are for purposes of soliciting acceptances of the Plan.

           The Bankruptcy Code provides that only creditors and equity holders who vote on the Plan will be counted for purposes of determining whether the requisite acceptances have been attained. Failure to timely deliver a properly completed Ballot by the Voting Deadline will constitute an abstention (will not be counted as either an acceptance or a rejection), and any improperly completed or late Ballot will not be counted.

           THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, NOR HAS THE SEC PASSED ON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREWITH. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           IRS CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, HOLDERS OF CLAIMS AND FOOTSTAR EQUITY INTERESTS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS DISCLOSURE STATEMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY HOLDERS OF CLAIMS OR FOOTSTAR EQUITY INTERESTS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE DEBTORS OF THE TRANSACTIONS OR MATTERS.

                                      II.

                     TREATMENT OF CREDITORS AND SHAREHOLDERS
                                 UNDER THE PLAN

           The Plan governs the treatment of claims against and interests in each of the separate Debtors in the chapter 11 cases. The table in section II.B. below summarizes the treatment for each class. The table is followed by a description of the types of claims or interests in each class and a description of the property to be distributed under the Plan.

A.   OUTLINE OF THE PLAN

           The Plan provides for a stand-alone reorganization of the Debtors around their Meldisco business, which currently generates over 90% of its revenue from the Debtors' relationship with Kmart, which is governed by the Master Agreement (as amended by the Kmart Settlement). The Plan contemplates that the Debtors will emerge with up to $100 million in exit financing and all unsecured creditors will be paid in full with interest at the Case Interest Rate. Footstar Equity Interests will be unaltered and will remain in place. Subsidiary Equity Interest will be unaltered and remain in place unless provided for otherwise by order of the Bankruptcy Court.

B.   SUMMARY OF CLASSIFICATION AND TREATMENT

           The following table divides the claims against and equity interests in the Debtors into separate classes and summarize the treatment for each class. The table also identifies which classes are entitled to vote on the Plan based on rules set forth in the Bankruptcy Code. Finally, the table indicates an estimated recovery for each class. Important Note: As described in section IX.C. below, numerous uncertainties affect the footwear industry. The operational health of the Debtors' Meldisco business is in large part a function of business decisions made by Kmart. While implementation of the Kmart Settlement will enable the Debtors to continue their operations, the health of Kmart's business, coupled with the other risks related to the Debtors, make it difficult to determine a precise value for the Debtors. The recoveries described in the following table represents the Debtors' best estimates of those values given the information available at this time. These estimates do not predict the potential trading prices for Footstar Equity Interests. Unless otherwise specified, the information in the following table and in the sections below are based on calculations as of July 2, 2005. The estimation of recoveries makes the following assumption:

|X| The Debtors project that the aggregate amount of allowed General Unsecured Claims against the Debtors is approximately $129 million - See the discussion below on the estimated amounts and types of claims making up these classes.

---------- -------------------------- ---------------------------------------------------------- ----------- -------------
  Class           Description                                 Treatment                          Entitled     Estimated
                                                                                                  to Vote      Recovery
---------- -------------------------- ---------------------------------------------------------- ----------- -------------
   --      DIP Credit Agreement       All Loans (as defined in the DIP Credit Agreement) or          No          100%
           Claims                     other required payments, including, without limitation,
                                      all fees, costs and expenses due and owing under the DIP
                                      Credit Agreement, will be indefeasibly paid in Cash in
                                      full on the Effective Date.
---------- -------------------------- ---------------------------------------------------------- ----------- -------------
   --      Administrative Expense     Payment in full on the Effective Date.                         No          100%
           Claims
---------- -------------------------- ---------------------------------------------------------- ----------- -------------
   --      Priority Tax Claims        Payment in full on the Effective Date or over six years        No          100%
                                      from the date of assessment of the tax, with interest.
---------- -------------------------- ---------------------------------------------------------- ----------- -------------
    1      Other Priority Claims      Payment in full on the Effective Date of the allowed           No          100%
                                      amount of such claim.
---------- -------------------------- ---------------------------------------------------------- ----------- -------------
    2      Secured Tax Claims         Payment in full on the Effective Date or over six years       Yes          100%
                                      from the date of assessment of the tax, with interest.
---------- -------------------------- ---------------------------------------------------------- ----------- -------------


                                       4

---------- -------------------------- ---------------------------------------------------------- ----------- -------------
    3      Other Secured Claims       Payment in full on the Effective Date, reinstatement by        No          100%
                                      curing all outstanding defaults or delivery or retention
                                      of collateral plus payment of interest.
---------- -------------------------- ---------------------------------------------------------- ----------- -------------
    4      General Unsecured Claims   Payment in full in Cash on the Effective Date, plus           Yes          100%
                                      interest at the Case Interest Rate calculated through
                                      the Distribution Date, provided, however, if Class 4
                                      votes to reject the Plan, the Debtors and the Equity
                                      Committee have the right to propose an interest rate
                                      that is lower than the Case Interest Rate.
---------- -------------------------- ---------------------------------------------------------- ----------- -------------
    5      Subordinated Claims        Payment to holder of an allowed claim its pro rata share       No       See below
                                      of the proceeds of the AIG Settlement.
---------- -------------------------- ---------------------------------------------------------- ----------- -------------
    6      Footstar Equity            Footstar Equity Interests are unaltered, except as set        Yes       See below
           Interests                  forth in section 9.04 of the Plan.
---------- -------------------------- ---------------------------------------------------------- ----------- -------------
    7      Subsidiary Equity          Subject to the merger, dissolution or other                    No       See below
           Interests                  consolidation of the Subsidiaries following the
                                      Effective Date as set forth in the order of the
                                      Bankruptcy Court approving of substantive consolidation,
                                      Subsidiary Equity Interests are unaltered.
---------- -------------------------- ---------------------------------------------------------- ----------- -------------


C.   DESCRIPTION OF CLASSES UNDER THE PLAN

           Unless otherwise indicated, the characteristics and amount of the claims or interests in the following classes are based on the books and records of the Debtors.

     1.   Other Priority Claims (Class 1)

           The claims in Class 1 are of the types identified in section 507(a) of the Bankruptcy Code that are entitled to priority in payment (other than Administrative Expense Claims and Priority Tax Claims). For the Debtors, these claims relate primarily to prepetition wages and employee benefit plan contributions that had not yet been paid as of the Petition Date. Most of these claims have already been paid by the Debtors pursuant to an order entered by the Bankruptcy Court on the Petition Date. The Debtors estimate that the aggregate allowed amount of the claims in these classes will be $1 million.

           Class 1 is unimpaired by the Plan. Each holder of an Other Priority Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

     2.   Secured Tax Claims (Class 2)

           The claims in Class 2 are the types of claims which, absent their status as a secured claim, would be entitled to priority in payment under section 507(a)(8) of the Bankruptcy Code. The Debtors estimate that the aggregate amount of claims in this class is approximately $1.9 million. If a secured tax claim accrues interest under applicable local law and the value of the collateral exceeds the amount of the allowed claim, such secured claim will include interest.

           Class 2 impaired and is therefore entitled to vote to accept or reject the Plan.

     3.   Other Secured Claims (Class 3)

           The claims in Class 3 consist of all secured claims other than Secured Tax Claims in Class 2. Based upon the Debtors' Schedules and the proofs of claim filed in the chapter 11 cases, Class 3 claims against the Debtors include obligations under equipment leases, mechanics liens, liens of landlords on the accounts, general intangibles, or inventory related to properties leased by them to the Debtors, contingent insurance carrier claims or mortgage claims. The Debtors estimate that the aggregate amount of Other Secured Claims is $8.0 million. In each case, the Debtors reserve the right to pay the secured claim in full, reinstate the debt, return the collateral, or provide periodic Cash payments having a present value equal to the value of the secured creditor's interest in the Debtor's property.

           Class 3 is unimpaired by the Plan. Each holder of an Other Secured Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

     4.   General Unsecured Claims (Class 4)

           The aggregate amount of general unsecured claims timely filed against the Debtors, including all duplicate claims, exceeds $600 million. The Debtors estimate that, following completion of the claims reconciliation process, the aggregate amount of allowed claims in Class 4 will be approximately $129 million, after deducting duplicate claims, claims not supported by the Debtors' books and records, claims that have already been reduced by agreement of the parties or order of the Bankruptcy Court, claims that are subject to other objections and claims covered by insurance. Claims filed by Kmart are not included in this estimate, as they are cure claims that have been fixed and paid under the Kmart Settlement. The claims in Class 4 consist of the claims of vendors, landlords with prepetition rent claims and/or claims based on rejection of leases, prepetition personal injury, prepetition litigation, parties to contracts with the Debtors that are being rejected and other general unsecured claims.

           On the Effective Date, or as soon thereafter as practicable, holders of allowed General Unsecured Claims will be paid in full in Cash in an amount equal to the allowed amount of such claims, plus interest at the Case Interest Rate calculated through the Distribution Date, in full and complete satisfaction of such holder's General Unsecured Claims; provided, however, if Class 4 does not vote to accept the Plan, the Debtors and the Equity Committee reserve their right to propose an interest rate that is lower than the Case Interest Rate.

           Class 4 is impaired by the Plan. Each holder of a General Unsecured Claim is entitled to vote to accept or reject the Plan.

     5.   Subordinated Claims (Class 5)

           The claims in Class 5 are the types of claims which, because they arose in connection with the purchase or sale of a security of Footstar, are subordinated to General Unsecured Claims under section 510(b) of the Bankruptcy Code. For the Debtors, these claims relate to class action lawsuits instituted against the Debtors by certain stockholders. To resolve the litigation associated with these claims, the Debtors entered into settlements with its insurer ("AIG") and the plaintiffs in the underlying class action lawsuits. These settlements are defined in the glossary as the "AIG Settlement." For a more detailed discussion of the circumstances giving rise to the AIG Settlement, please see Section VI.J. below.

           Under the AIG Settlement, $14.3 million of insurance proceeds will be made available to the class of stockholders represented in those lawsuits. Each holder of a an allowed Class 5 claim will receive its pro rata share of the proceeds of the AIG Settlement in full satisfaction of its claim.

           Class 5 is unimpaired by the Plan. Each holder of a Subordinated Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

     6.   Footstar Equity Interests (Class 6)

           This class consists of the equity interests in Footstar. Footstar Equity Interests held by Class 6 equity holders will be unaltered, except that Reorganized Footstar's Certificate of Incorporation will contain provisions restricting the direct or indirect transferability of the equity interests of Reorganized Footstar under certain circumstances, as set forth in section 9.04 of the Plan.

           Class 6 is impaired by the Plan. Each holder of a Footstar Equity Interest is entitled to vote to accept or reject the Plan.

     7.   Subsidiary Equity Interests (Class 7)

           This class consists of the equity interests in the Debtors other than Footstar.

           Subject to the merger, dissolution or other consolidation of the Subsidiaries following the Effective Date as set forth in the order of the Bankruptcy Court approving of substantive consolidation or pursuant to section
5.03 of the Plan, the Subsidiary Equity Interests will be unaltered.

           Class 7 is unimpaired by the Plan. Each holder of a Subsidiary Equity Interest is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

D.   CERTAIN CONDITIONS TO THE EFFECTIVE DATE

           Section 11.01 of the Plan sets forth certain conditions of the Effective Date. A copy of the Plan is annexed hereto as Exhibit A. These conditions include entry of the Confirmation Order (in a form acceptable to the Debtors), that there be no stay or injunction in effect upon the Confirmation Order and that the DIP Credit Agreement will have converted to the Exit Facility (as defined below) and such facility is in full force and effect.

E.   ADMINISTRATIVE EXPENSES AND PRIORITY CLAIMS

     1.   Administrative Expenses

           In order to confirm the Plan, allowed Administrative Expense Claims must be paid in full or in a manner otherwise agreeable to the holders of those claims. Administrative expenses are the actual and necessary costs and expenses of the Debtors' chapter 11 cases. Those expenses include, but are not limited to, postpetition salaries and other benefits for employees, postpetition rent for facilities and offices, amounts owed to vendors providing goods and services during the chapter 11 cases, tax obligations incurred after the commencement of the chapter 11 cases, including interest, if applicable, under relevant state law, and certain statutory fees and expenses. Other administrative expenses include the actual, reasonable and necessary fees and expenses of the professionals retained by the Debtors, the Creditors' Committee and the Equity Committee, as well as the obligations outstanding under the DIP Credit Agreement. Postpetition personal injury claims covered by insurance and not otherwise governed by an agreement between the parties, once liquidated, will be paid in the ordinary course of the Debtors' business only if the claims exceed the insurance coverage.

           Consistent with the requirements of the Bankruptcy Code, the Plan generally provides for allowed Administrative Expense Claims to be paid in full on the Effective Date, except for Administrative Expense Claims relating to ordinary course of business transactions or for money borrowed, both of which will be paid in accordance with the past practice of the Debtors and the terms of the agreements governing such obligations. Allowed Administrative Expense Claims relating to compensation of the professionals retained by the Debtors, the Creditors' Committee or the Equity Committee, or for the reimbursement of expenses for certain members of the Creditors' Committee or Equity Committee will, unless otherwise agreed by the claimant, be paid on the date on which an order allowing such Administrative Expense Claim is entered (or as soon thereafter as practicable).

     2.   Priority Tax Claims

           Unless a holder of an Allowed Priority Tax Claim has been paid prior to the Effective date or agrees to a less favorable treatment, Allowed Priority Tax Claims entitled to priority under the Bankruptcy Code will be paid, at the sole option of the Reorganized Debtors, as follows: (i) in full on the later of the Effective Date and the date such claim becomes allowed, (ii) equal annual Cash payments in an amount equal to such allowed Priority Tax Claim, with interest at a fixed annual rate equal to 5.0% commencing upon the later of the Effective Date and the date such Priority Tax Claim becomes an allowed Priority Tax Claim, or as soon thereafter as is practicable (but not prior to the date of assessment), through six years from the date of assessment of the tax or (iii) on such other terms determined by the Bankruptcy Court to provide such holder of an allowed Priority Tax Claim deferred Cash payments having a value, as of the Effective Date, equal to the allowed amount of such Priority Tax Claims.

     3.   Debtor in Possession Financing

           The Debtors estimate that on the Effective Date there will be approximately $16-18 million outstanding, the majority of which consists of standby letters of credit, under the DIP Credit Agreement on the Effective Date. All Loans (as defined in the DIP Credit Agreement) or other required payments, including, without limitation, all fees, costs and expenses due and owing under the DIP Credit Agreement under the DIP Credit Agreement will be indefeasibly paid in full in Cash on the Effective Date.

     4.   Fees and Expenses of Professionals

           As of October 1, 2005, the Debtors have paid the various professionals in their chapter 11 cases an aggregate of approximately $28 million since the Petition Date. Those professionals have invoiced the Debtors or filed fee applications for an additional $1.2 million. The Debtors estimate that various professionals will file fee applications subsequent to October 1, 2005 for approximately $4.4 million, assuming the Effective Date is March 31, 2006.

     5.   Quarterly Fees to United States Trustee

           All fees payable to the United States Trustee for Region 2 will be paid on or before the Effective Date.

F.   SUBSTANTIVE CONSOLIDATION

           By order dated September 30, 2005, the Bankruptcy Court authorized the Debtors to (i) substantively consolidate the assets and liabilities of all of the Debtors and (ii) legally consolidate certain Debtor subsidiaries into a few Debtor subsidiaries by effecting, within the Debtors' discretion, liquidations, dissolutions, mergers, transfers, recapitalizations, reclassifications, restructurings or other reorganizations of any appropriate Debtor subsidiaries. The Bankruptcy Court also authorized the Debtors to (i) adjust, continue, write off, subordinate or otherwise treat Debtor and non-Debtor intercompany claims (in the Debtors' discretion) and (ii) dismiss the chapter 11 cases of the Debtors that are eliminated through the consolidation. Of the approximately 2,500 of the Debtors' chapter 11 cases that were filed, all but three were dismissed.

           As a result of this consolidation, for purposes of voting, confirmation and distributions made under the Plan, the Debtors will be considered to be a single legal entity. This consolidation has three major effects. First, it eliminates guaranties of the obligations of one Debtor by another Debtor. Second, each claim filed against any of the Debtors will be considered to be a single claim against the consolidated Debtors. Third, no distributions will be made to a Debtor for a claim it holds against another Debtor. Because the Plan provides for full payment of creditors (plus interest) and a return to equity holders, no creditor will receive less as a result of the proposed consolidation than it would receive absent the proposed consolidation, and equity holders will benefit as a result of the administrative fee savings realized by the consolidation.

G.   RESERVATION OF "CRAM DOWN" RIGHTS

           The Bankruptcy Code permits the Bankruptcy Court to confirm a chapter 11 plan of reorganization over the dissent of any class of claims or equity interests as long as the standards in section 1129(b) are met. This power to confirm a plan over dissenting classes - often referred to as "cram down" - is an important part of the reorganization process. It assures that no single group (or multiple groups) of claims or interests can block a restructuring that otherwise meets the requirements of the Bankruptcy Code and is in the interests of the other constituents in the case.

           The Debtors each reserve the right to seek confirmation of the Plan, notwithstanding the rejection of the Plan by the classes entitled to vote (Class 2 - Secured Tax Claims, Class 4 - General Unsecured Claims and Class 6 - Footstar Equity Interests).

                                      III.

                       VOTING PROCEDURES AND REQUIREMENTS

           Detailed voting instructions are provided with the Ballot accompanying this Disclosure Statement. The following classes are the only classes entitled to vote to accept or reject the Plan:


                      CLASS                  DESCRIPTION
                        2                 Secured Tax Claims
                        4              General Unsecured Claims
                        6             Footstar Equity Interests

If your claim or interest is not in any of these classes, you are not entitled to vote and you will not receive a Ballot with this Disclosure Statement. If your claim or interest is in one of these classes, you should read your Ballot and follow the listed instructions carefully. Please use only the Ballot that accompanies this Disclosure Statement.

--------------------------------------------------------------------------------
BALLOT INFORMATION NUMBER:

FOR VOTING CLASSES 2, 4 AND 6:  866-328-1983
--------------------------------------------------------------------------------

A.   VOTE REQUIRED FOR ACCEPTANCE BY A CLASS

           Under the Bankruptcy Code, acceptance of a plan of reorganization by a class of claims is determined by calculating the number and the amount of claims voting to accept, based on the actual total allowed claims voting. Acceptance of a plan of reorganization by a class of equity interests is determined by calculating the amount of the allowed equity interests voting to accept, based on the actual total allowed equity interests voting. Acceptance requires an affirmative vote of more than one-half of the total allowed claims voting and two-thirds in amount of the total allowed claims voting and affirmative vote of at least two-thirds in dollar amount of the allowed equity interests voting.

B.   CLASSES NOT ENTITLED TO VOTE

           Under the Bankruptcy Code, creditors are not entitled to vote if their contractual rights are unimpaired by the Plan or if they will receive no property under the Plan. Based on this standard, for example, the holders of Other Priority Claims and Other Secured Claims are not being affected by the Plan, and therefore are not entitled to vote for the Plan. For a summary of the classes entitled to vote, see the charts in section II.B.

C.   VOTING

           In order for your vote to be counted, your Ballot (or the Master Ballot cast on your behalf) must be actually received by the voting agent at the following address before the Voting Deadline of 4:00 p.m., Eastern Time, on [ ]:

--------------------------------------------------------------------------------
                  VOTING AGENT:

                  Footstar, Inc.
                  Financial Balloting Group
                  757 Third Avenue - 3rd Floor
                  New York, New York  10017
                  866-328-1983
--------------------------------------------------------------------------------

           If a Ballot is damaged or lost, you may contact the Debtors' voting agent at the number set forth above. Any Ballot that is executed and returned but which does not indicate an acceptance or rejection of the Plan will not be counted. If the return envelope included with your Solicitation Package is addressed to your Nominee, please allow enough time for your Nominee to submit your vote on a Master Ballot.

                                      IV.

                      FINANCIAL INFORMATION AND PROJECTIONS

A.   INTRODUCTION

           This section provides summary information concerning financial projections for the Debtors. The following factors are the primary reasons for the differences in the financial projections filed as part of the November 2004 disclosure statement and the ones set forth herein: (i) revised payments in connection with the Kmart Settlement; (ii) additional costs in 2005 related to the bankruptcy proceedings; (iii) lower sales and profits primarily due to the loss of the Wal-Mart domestic business; and (iv) timing shifts related to the net working capital accounts.

           The projections assume an Effective Date of December 31, 2005, with allowed claims treated in accordance with the Plan. Expenses incurred as a result of the reorganization cases are assumed to be paid on the Effective Date. If the Debtors do not emerge from chapter 11 as currently scheduled, additional Administrative Expenses will be incurred until such time as a plan of reorganization is confirmed and becomes effective.

           It is important to note that the projections described below may differ from actual performance and are highly dependent on significant assumptions concerning the future operations of these businesses. These assumptions include stability of the Meldisco business, labor and other operating costs, inflation, assumptions regarding Kmart's business operations and the level of investment required for capital expenditures and working capital. Please refer to Section IX below for a discussion of many of the factors that could have a material effect on the information provided in this section.

           THE PLAN IS A STAND-ALONE PLAN REORGANIZING THE DEBTORS AROUND THEIR REMAINING BUSINESS, MELDISCO. MELDISCO'S FUTURE AND FINANCIAL HEALTH DEPENDS IN LARGE PART ON ITS RELATIONSHIP WITH KMART. THE KMART AGREEMENT GOVERNS THE DEBTORS' RELATIONSHIP WITH KMART, WHICH, AMONG OTHER THINGS, AUTHORIZES THE DEBTORS TO OPERATE FOOTWEAR DEPARTMENTS IN CERTAIN KMART STORES. BY ORDER DATED AUGUST 24, 2005, THE BANKRUPTCY COURT AUTHORIZED THE DEBTORS TO ASSUME THE KMART AGREEMENT, AS AMENDED BY THE KMART SETTLEMENT.

           THE FUTURE FINANCIAL HEALTH OF THE DEBTORS DEPENDS UPON DECISIONS MADE BY KMART THAT ARE BEYOND THE DEBTORS' CONTROL. FOR INSTANCE, PURSUANT TO THE KMART SETTLEMENT, THE DEBTORS ESTABLISHED A MINIMUM NUMBER OF KMART STORES IN WHICH THEY WILL OPERATE FOOTWEAR DEPARTMENTS. THE KMART SETTLEMENT REQUIRES KMART TO PAY FOOTSTAR FOR STORE CLOSURES AND/OR CONVERSIONS IF THE NUMBER OF KMART STORES FALLS BELOW THAT MINIMUM THRESHOLD. KMART, HOWEVER, RETAINS THE UNILATERAL RIGHT TO CLOSE OR CONVERT STORES UP TO THAT MINIMUM NUMBER WITHOUT PENALTY, AND MAY CONVERT OR CLOSE 550 STORES IN THE AGGREGATE THROUGH 2008 WITHOUT PENALTY. THE PROJECTIONS ASSUME THAT KMART WILL CLOSE OR CONVERT THE MAXIMUM NUMBER OF STORES IT CAN EACH YEAR.

           KMART EMERGED FROM BANKRUPTCY IN MAY 2003, AND THE STORE CLOSINGS DURING KMART'S BANKRUPTCY CASES, COUPLED WITH REDUCED TRAFFIC IN THE REMAINING KMART STORES, HAS HAD AND CONTINUES TO HAVE A NEGATIVE EFFECT ON THE SALES AND PROFITS OF MELDISCO. IT IS DIFFICULT TO PREDICT WHETHER KMART'S OPERATIONS, OR MELDISCO'S OPERATIONS OF FOOTWEAR DEPARTMENTS IN KMART STORES, WILL RETURN TO PREVIOUS LEVELS, OR WILL BE MAINTAINED AT CURRENT LEVELS, OF SALES OR PROFITABILITY.

B.   THE FINANCIAL PROJECTIONS

           Annexed hereto as Exhibit B are the financial projections of the Debtors. For the purposes of presentation, the financial projections assume emergence from chapter 11 on December 31, 2005. The Debtors believe that they will likely emerge from chapter 11 in the first quarter of 2006.

                                       V.

                 BUSINESS DESCRIPTION AND REASONS FOR CHAPTER 11

A.   THE DEBTORS' BUSINESSES

           Footstar is a public corporation organized under the laws of Delaware that serves as a holding company for Footstar's businesses. As of the Petition Date, Footstar was one of the largest specialty footwear retailers in the United States, whose operations included footwear retail operations throughout the United States, Puerto Rico and the U.S. Virgin Islands. Footstar's operations were comprised of two distinct business segments: (i) the discount and family footwear-segment (also known as Meldisco) and (ii) the athletic footwear and apparel segment (also known as Athletic).

     1.   Meldisco

           The Plan provides for a reorganization around Meldisco's operation of footwear departments in Kmart stores. Meldisco is a discount and family footwear business. Prior to the Petition Date, Footstar operated licensed footwear departments within (i) Kmart Corporation stores throughout the United States, Puerto Rico and the U.S. Virgin Islands, (ii) Gordmans, Inc. department stores throughout the United States, (iii) Federated Department Stores, Inc. stores throughout the United States and (iv) Rite Aid Corporation stores located primarily in California. Meldisco also operated 36 Shoe Zone retail stores, located primarily in Puerto Rico. Additionally, Meldisco operated as a supplier through wholesale arrangements, whereby Meldisco supplied Footstar-owned brands and products to other retail chains, most notably Wal-Mart Stores, Inc. stores located throughout the United States and Rite Aid stores located in the eastern half of the United States.

           Meldisco's family footwear selections include footwear for men, women and children, including styles such as dress, casual, athletic, work shoes and slippers. Meldisco sells Footstar-owned brands such as Thom McAn, Cobbie Cuddlers, Cara Mia and Texas Steer. Meldisco sources its footwear under these and other Footstar-owned brand names from overseas factories that manufacture shoes to the specifications provided by Footstar.

          a.   Kmart
               -----

           As set forth below, Meldisco has sold or closed down retail operations in all stores but for the Kmart and Rite Aid stores. Footstar's relationship with Kmart is governed by the Master Agreement. The Master Agreement allows Footstar to operate a footwear department in each applicable Kmart store. Separate Footstar corporations, known as Shoemart Subsidiaries, operated each footwear department. Footstar owned a 51% equity interest in each of the Shoemart Subsidiaries, while Kmart owned the remaining 49% equity interest in each, with the exception of 23 Shoemart Subsidiaries, in which Footstar owned a 100% equity interest. As described in more detail in Section VI., pursuant to the Kmart Settlement, Kmart's interest in the Shoemart Subsidiaries were eliminated, effective January 2, 2005. Additionally, except for a miscellaneous expense fee, all former fees owed to Kmart under the Master Agreement were eliminated. Instead, Footstar will pay Kmart a single fee based on percentages of sales made by Footstar in the footwear departments.

          b.   Relationships with Other Retailers
               ----------------------------------

           Prior to the Petition Date, Footstar also had relationships with Gordmans and Federated. A master agreement governed each of these relationships. The master agreement with Gordmans provided Meldisco with authority to sell family footwear in each of the applicable stores. Separate Footstar-owned corporations operated these footwear departments. The master agreement with Federated provided Meldisco with authority to sell children's footwear in each of the applicable stores. Under the agreements, Footstar paid fees to the retailers, with such fees calculated based on sales performances of each footwear department. Footstar owned the inventory in each of the stores and was responsible for staffing. Under the master agreements, the retailers collected the gross sale proceeds per week and made weekly remittances to Footstar of such proceeds. The retailers deducted their fees from the weekly remittances, as provided for in the master agreements.

           In an effort to streamline Meldisco, Footstar evaluated the performance of all of its business relationships and determined that the relationships with Gordmans and Federated were a drain on the Debtors' estates and should be eliminated. The Bankruptcy Court approved the terminations of the Gordmans and Federated agreements. For a more detailed description of the license agreements and such terminations see Section VI.G. below.

          c.   Wholesale Arrangements
               ----------------------

           Meldisco also supplies certain chain retail stores on a wholesale basis through its Stellar Wholesaling, Inc. subsidiary. Currently, Meldisco supplies footwear brands to over 2,500 Rite-Aid stores throughout the eastern half of the United States.

          d.   Shoe Zone
               ---------

           Prior to the Petition Date, Meldisco operated retail stores that sold family footwear and related leather accessories, such as belts, handbags, and wallets. Shoe Zone stores sold both value-priced family footwear and higher-end footwear and related leather goods. The Shoe Zone stores specialized in the sales of Footstar-owned brands, such as Thom McAn and Cara Mia, in addition to other national footwear brands. Footstar operated 39 Shoe Zone, with 27 stores in Puerto Rico, nine stores in the United States, and three stores in the U.S. Virgin Islands.

           During the course of the chapter 11 cases, Footstar evaluated its Shoe Zone retail stores and determined that its continued operation would not benefit the Debtors' estates. The Bankruptcy Court authorized the Debtors to sell the merchandise and conduct store closing sales at nine Shoe Zone stores located in the United States. In addition, the Bankruptcy Court approved the sale of the remaining Shoe Zone stores in Puerto Rico and store name to Novus, Inc. For a more detailed discussion see Section VI.H.3. below.

          2.   Athletic

           Prior to the Petition Date, Athletic was a branded athletic footwear and apparel business, which operated, as of March 1, 2004, through (i) 428 Footaction, 88 Just For Feet and three Uprise retail stores located throughout the United States and (ii) Internet and service center sales through its Consumer Direct operations.

           Athletic specialized in the sale of branded athletic footwear, apparel and accessories. Athletic relied on its relationship with merchandise vendors, as Athletic's revenues depended upon sales of popular brand-name athletic footwear and apparel. Each of Athletic's retail chains sold similar products, including footwear and apparel from major brands such as Nike, Reebok, New Balance, Puma, Fila, and Adidas.

          a.   Footaction
               ----------

           Footaction stores were predominantly located in malls, although some Footaction stores were located at select strip mall locations and others were stand-alone retail stores. Footaction primarily directed its marketing efforts to the 12 to 24 year-old fashion-conscious consumer. To strengthen its appeal to this select target market, Footaction offered the most current and innovative "street inspired" athletic footwear and apparel styles, on an exclusive basis when possible. To effectuate this business model, Footstar had to obtain access to the newest and most popular styles of major brands.

           Prior to the Petition Date, numerous Footaction stores operated at a loss. Shortly after the Petition Date, on March 5, 2004, the Debtors filed with the Bankruptcy Court a motion authorizing the liquidation of 75 of their Footaction retail stores. For a more detailed discussion of the auction process and the going out of business sales, see Section VI.H.1. below. In addition, Footstar agreed to sell substantially all of the assets of its Footaction business to Foot Locker, Inc. and certain of its affiliates, including 353 Footaction stores. The Bankruptcy Court approved the sale and on May 7, 2004, the sale was consummated. For a description of that sale and the circumstances related thereto, see Section VI.H.3. below.

          b.   Just For Feet
               -------------

           Just For Feet stores were large box off-mall stores located primarily in the southern United States that targeted family shoppers. The Just For Feet stores offered a broad product selection of branded athletic footwear and apparel at competitive prices. In March of 2000, Footstar acquired the "Just For Feet" brand-name and 79 stores in connection with Just For Feet Inc.'s chapter 11 proceedings in an effort to expand Footstar's athletic footwear segment. This investment underperformed, as nearly none of the Just For Feet Locations were ever profitable. As of January 31, 2004, Footstar operated 88 Just For Feet stores. On March 5, 2004, the Debtors sought authority for the liquidation of their entire Just For Feet chain. For a more detailed discussion of the auction process and the going out of business sales see Section VI.H.1. below.

          c.   Uprise
               ------

           During 2002, Footaction launched its Uprise retail chain. The Uprise chain targeted the action-sport and fashion conscious suburban teen. The Uprise stores were mall-based. As of the Petition Date, there were 3 Uprise retail stores, each of which was located in Texas. On May 6, 2004, the Bankruptcy Court authorized store closings and the liquidation of the existing merchandise at these Uprise stores. See Section VI.H.3. below.

          d.   Consumer Direct
               ---------------

           During 2002, Footstar began its Consumer Direct business, which sold athletic footwear and apparel through the Internet and customer service centers. Consumer Direct conducted Internet-based sales through the Footaction and Just For Feet websites, and offered athletic footwear and apparel carried at Footaction and Just For Feet stores. The customer service centers provided customer support to the Footaction and Just For Feet stores. Consumer Direct business operations closed in early June of 2004.

          3.   Corporate Structure

           A summary description of Footstar's organizational structure, as of the Petition Date, is set forth below. This summary does not identify all legal entities with the corporate structure.

                               [GRAPHIC OMITTED]

B.   THE DEBTORS' PREPETITION CAPITAL STRUCTURE

     1.   The Credit Agreement

           Prior to the Petition Date, Footstar and Footstar Corporation, a Debtor, were the primary borrowers under the Credit Agreement. The Credit Agreement consisted of a $90 million term loan and $255 million in revolving credit commitments. Each of the Debtors guaranteed the obligations under the Credit Agreement and pledged their assets to secure the Credit Agreement.

           As of the Petition Date, under the Credit Agreement, the Debtors had loans and letters of credit outstanding of approximately $229 million, in addition to past due interest in the amount of approximately $50,000 based upon the Debtors' failure to pay accrued interest due on March 1, 2004, as well as unpaid bank fees of approximately $200,000.

     2.   Trade Debt

           As a retailer of footwear and apparel, both athletic and family, Footstar purchased all of its inventory from merchandisers located throughout the United States and abroad. Footstar's foreign suppliers are located primarily in the People's Republic of China. As of the Petition Date, Footstar estimated that it had approximately $143.8 million in trade debt, with $59.7 million representing domestic trade debt and $84.1 million representing debt owed to foreign entities. On March 30, 2004, the Bankruptcy Court authorized the Debtors to satisfy all of the trade debt of their foreign vendors. See Section VI.A.2.

C.   EVENTS LEADING TO THE COMMENCEMENT OF THE CHAPTER 11 CASES

           The Debtors' financial difficulties are attributable to a number of different factors, each of which is discussed below.

     1.   Sales Declines

           Prior to the Petition Date, Footstar experienced financial difficulties due to steady sales declines commencing in 2001 and net losses in 2001 and 2002. This trend continued into 2003, with a 13.5% net sales decrease in 2003 as compared against 2002. These sales declines hit Footstar particularly hard for a number of reasons, not the least of which is that most of Footstar's operating expenses are fixed (such as leases and operational costs of retail locations, warehousing facilities, corporate offices, interest expenses and labor expenses) and do not fluctuate depending on sales performances. Footstar's declining revenues can be attributed to the poor performance of Footstar's strategic acquisitions, the poor performance of certain of its retail stores and untimely financial distress of some of its strategic partners, such as Kmart and Ames Department Stores, Inc. Meldisco's revenues declined in this period due to the financial difficulties of its primary strategic partner, Kmart. On January 22, 2002, Kmart filed for chapter 11 protection. During the first six months of 2002, Kmart closed 283 underperforming stores. During the first four months of 2003, Kmart closed an additional 319 underperforming stores. These store closings had a negative effect on cash flows and profitability during fiscal year 2003, resulting in approximately $300 million in lost Meldisco revenue. The Kmart bankruptcy further eroded Meldisco's revenues due to significant reduction in foot traffic in the remaining Kmart stores.

     2.   Unsuccessful Strategic Acquisitions

           On March 7, 2000, Footstar acquired 79 Just For Feet stores in an asset sale conducted in Just For Feet, Inc.'s bankruptcy cases. The Just For Feet business had operated at a loss since its acquisition in March 2000. As a result of consistently poor performance in these stores, prior to the Petition Date, Footstar began to streamline Athletic and, in connection therewith, closed approximately 9 Just For Feet stores and 121 Footaction stores in 2002 and 2003.

           In February 2001, Footstar acquired leased footwear departments formerly operated by J. Baker, Inc. in 13 retailers for $59 million. This strategic acquisition was plagued by the economic failure of the host stores in which the J. Baker licensed footwear businesses operated. The Meldisco division exited this business by 2003 as a result of the significant financial distress experienced by most of J. Baker's hosts, including, most importantly, Ames Department Stores, Inc., which filed for bankruptcy protection in August of

2001, and commenced liquidating its entire operation in August of 2002. Meldisco's exit from the J. Baker business resulted in revenue declines of approximately $200 million. Collectively, the Just For Feet and the J. Baker acquisitions, including both initial purchase price as well as working capital requirements, increased Footstar's borrowings by an estimated $200 million.

     3.   Competitive Environment

           In addition to the steady sales declines, the Debtors were also operating in an extremely competitive environment. The retail athletic and outdoor footwear industry and discount and family footwear industry is highly competitive. The athletic footwear retail consumer has been served through a variety of distribution options, including mall-based specialty retail stores, department stores, discount retailers, sporting good stores, the internet and retailers providing a large assortment of select lines of merchandise at competitive prices.

     4.   Restatement of Financial Statements

           In the midst of this revenue decline and unsuccessful strategic acquisitions, Footstar had to contend with restating its financial statements for a period that covered five and one-half years. In November 2002, Footstar announced that it had discovered discrepancies in the reporting of its accounts payable balances, and in connection therewith, notified the Securities and Exchange Commission. Footstar immediately commenced its own internal investigation and identified instances of incorrect accounting results. This investigation required significant management attention and resources and, as of the Petition Date, had cost Footstar more than $15 million in professional fees. The restatement reduced earnings by an aggregate of approximately $47.4 million over the five and one-half year period under review from the beginning of fiscal year 1997 through June 29, 2002. Of the $47.4 million in pre-minority interest and pre-tax reduction in earnings, $46.1 million related to accounts payable adjustments and the remaining $1.3 million reflects the net of various adjustments primarily affecting inventory, fixed assets, accrued expenses, minority interests, and consolidation elimination entries. Subsequently, the SEC commenced an investigation into the facts and circumstances giving rise to the reporting discrepancies, which investigation is still ongoing.

           On December 29, 2003, the New York Stock Exchange ("NYSE") suspended trading in the common stock of Footstar and, thereafter, Footstar's common stock was delisted. The NYSE stated that it decided to take these actions in view of the overall uncertainty surrounding Footstar's previously announced restatement of its results for 1997 through 2002 and the continued delay in fulfilling its financial statement filing requirements.

     5.   The Prepetition Senior Lenders

           Prior to the Petition Date, the Debtors' liquidity needs were met through cash generated from sales and borrowings under the Credit Agreement. However, Athletic and Meldisco, for the reasons described above, may not have generated profits sufficient for the Debtors to satisfy certain financial covenants contained in the Credit Agreement. Additionally, the Debtors were having difficulty in timely filing their restated financials for the 2002 fiscal year, and this delay caused concern among the Debtors' prepetition lenders. The Debtors explored numerous out of court restructuring alternatives, including selling Athletic and the entire Footstar business, in the hopes of generating incremental liquidity. All of these alternatives proved unsuccessful. The lenders under the Credit Agreement were unwilling to waive defaults thereunder to provide the Debtors with an opportunity to engineer an out of court restructuring or sale of their businesses. Absent filing for bankruptcy protection and obtaining postpetition financing (the details of which are set forth below), the Debtors would not have had the liquidity sufficient to sustain their ongoing operations.

     6.   Loss of Trade Credit

           Prior to the Petition Date, a number of the Debtors' key suppliers refused to ship merchandise to the Debtors under customary credit terms. This refusal was triggered by a number of different factors, including the announcement of defaults under the Credit Agreement, the delisting of Footstar's stock from the NYSE, and the earlier news that the Debtors were required to restate their financial statements. This loss of trade credit further strained the Debtors' liquidity. Reduced trade credit, coupled with depressed earnings and the underperformance of certain acquisitions, prevented the Debtors from generating liquidity sufficient to explore out of court restructuring and/or sale alternatives to the bankruptcy.

D.   PREPETITION RESTRUCTURING INITIATIVES

           In response to continuing decline in the performance of Footstar's businesses, prior to the Petition Date, Footstar (i) initiated cost reduction and head count reduction programs aimed at aligning its ongoing operating costs with its expected revenues, (ii) initiated aggressive marketing efforts aimed at selling some or all of Athletic's stores, (iii) obtained waivers from the Prepetition Lenders to remain in compliance with the Credit Agreement, (iv) explored ways to obtain additional liquidity during the restructuring process and (v) negotiated a stipulation with Kmart to ensure that the Shoemart Subsidiaries continue to operate with as little disruption as possible due to the commencement of these chapter 11 cases.

     1.   Cost Reduction Initiative

           From January 2002 through January 2004, Footstar implemented several rounds of cost cutting initiatives. Footstar's cost cutting initiatives focused on streamlining its operations, including, among other things, closing certain underperforming retail stores in Athletic, consolidating the Just For Feet and Footaction administrative functions, closing excess corporate facilities, reducing corporate administrative expenses, and consolidating approximately 2,500 Rite Aid subsidiaries into a wholesaling relationship with Rite Aid. In connection with these initiatives, as well as layoffs related to the Kmart and
J. Baker host store closings, Footstar initiated work-force reductions, resulting in layoffs of approximately 7,000 employees.

     2.   Prepetition Sales Efforts

           In addition, Footstar actively marketed Athletic to potential strategic and financial investors. Such marketing efforts drew expressions of interest, but no buyer committed to purchase Athletic in the time frame required by Footstar. As such, Footstar examined whether reorganizing around a profitable core Athletic business or selling Athletic would yield a greater value to the Debtors' estates, creditors, and equity holders. Footstar also explored selling its entire business. Liquidity constraints substantially decreased the amount of time the Debtors had to explore these options and effectively prevented the Debtors from exploring all the possibilities of a sale of the entire business.

E.   PENDING LITIGATION AND OTHER PROCEEDINGS

     1.   Derivative Actions

           In 2002, plaintiffs filed two derivative actions naming various officers and directors as defendants. The complaints alleged that the named officers and directors breached their fiduciary duties to Footstar by failing to implement and maintain an adequate internal accounting control system and violated federal securities law. The complaints sought unspecified damages against Footstar and costs and expenses associated with the prosecution of the action. The plaintiffs filed the complaints in the United States District Court for the Southern District of New York and in the Supreme Court of the State of New York, Rockland County. The United States District Court for the Southern District of New York consolidated the complaints into a single action. After extensive negotiations with the plaintiffs and the Debtors' insurance carriers, the Debtors have entered into a settlement with such parties regarding this derivative action. For a more detailed discussion of the settlement see Section VI.J. below.

     2.   Shareholder Class Actions

           In November, 2002 five shareholders filed five separate class action lawsuits against Footstar, J. M. Robinson, the former President, Chairman and CEO and Stephen R. Wilson, Executive Vice President and CFO for alleged violations of securities laws. The complaints alleged that starting in mid-May, 2000 Footstar and the named officers misrepresented Footstar's financial performance. The complaints sought unspecified monetary damages and costs and expenses associated with the prosecution of the actions. The United States District Court for the Southern District of New York consolidated the complaints into a single action. An amended complaint was filed on March 8, 2004 adding KPMG, L.L.P. and Carlos E. Alberini, the former CFO of Footstar, as named defendants. After extensive negotiations with the plaintiffs and the Debtors' insurance carriers, the Debtors have entered into a settlement with such parties regarding this class action. See Section VI.J. for a more complete discussion of the settlement.

     3.   Other Actions

           a. Adidas Litigation
              -----------------

           Prior to the Commencement Date, on or about May 22, 2002, Adidas America, Inc. and Adidas-Salomon AG (collectively, "Adidas"), filed suit against Kmart in the United States Bankruptcy Court for the Northern District of Illinois, in a case styled In re Kmart Corporation (Adv. Proc. No. 02-A-00671) (the "Prepetition Litigation"). In the Prepetition Litigation, Adidas asserted claims for trademark infringement, trade dress infringement and unfair competition arising out of the Debtors' sale (in Kmart stores) of four-stripe footwear. The Debtors, Kmart and Adidas settled the Prepetition Litigation by entering into a Settlement Agreement, dated October 15, 2002 (the "Settlement Agreement"), pursuant to which the Debtors and Kmart agreed not to continue to sell products allegedly infringing Adidas' three-stripe mark.

           After the Commencement Date, on or about March 3, 2005, Adidas commenced an action against Kmart and Footstar in the United States District Court for the District of Oregon (the "Oregon Action"). The Oregon Action is captioned Adidas America, Inc. and Adidas-Salomon AG v. Kmart Corporation and Footstar, Inc., No. CV05-120 ST. In the Oregon Action, Adidas asserts similar claims to those asserted in the Prepetition Litigation, including claims for trademark infringement, trademark dilution, unfair competition and deceptive trade practices. In the Oregon Action, Adidas also asserts a claim for breach of the Settlement Agreement, based on the alleged continued sale of infringing footwear in Kmart stores. While it is too early in Oregon Action to predict the outcome of the claims asserted against the Debtors, the Debtors believe that they have meritorious defenses to the claims asserted by Adidas and have filed an answer denying the allegations asserted in the complaint.

           b. Other Pending Litigations
              -------------------------

           In the ordinary course of their business, the Debtors are defendants in approximately 70 lawsuits which alleged personal injury, employment related actions, real estate related actions and intellectual property matters.

     4.   Accounting Related Claims

           The Debtors, in consultation with the Creditors' Committee and the Equity Committee, have investigated potential claims relating to or arising from the restatement of Footstar's consolidated financial statements for the five and one-half year period beginning January 1, 1997 through June 29, 2002. In particular, the Debtors determined that it was in the best interest of the estates to release any claims against KPMG, LLP, Footstar's former external auditors, in connection with the accounting issues giving rise to restatement. Accordingly, the Debtors entered into a release and dismissal of claims asserted against KPMG in connection with the application of the Debtors for employment and retention of KPMG as accountants and auditors for the Debtors nunc pro tunc to March 2, 2004, which application was approved by Order of the Bankruptcy Court dated July 14, 2004. The Equity Committee, through its conflict counsel, is currently investigating potential claims against Deloitte & Touche, LLP ("Deloitte"), Footstar's former internal auditors, in connection with inter alia Deloitte's alleged failure to detect and/or disclose material weaknesses in internal controls, improperly performed accounts payable reconciliation procedures, and improper write-offs of accounts payable that resulted in accounts payable being materially understated for each of the fiscal years 1997 through 2002, the consequent overstatement of earnings, and the need for the restatement of Footstar's consolidated financial statements. The Equity Committee believes that claims based upon such conduct have merit, but has not concluded its investigation. The Debtors, in consultation with the Equity Committee, will make a determination of whether to commence an action against Deloitte following the conclusion of such investigation.

                                       VI.

                 SIGNIFICANT EVENTS DURING THE CHAPTER 11 CASES

A.   BANKRUPTCY FILING AND FIRST DAY ORDERS

           Commencing on March 2, 2004, the Debtors filed their petitions under chapter 11 of the Bankruptcy Code. On that date, the Bankruptcy Court entered certain orders designed to minimize the disruption of the Debtors' business operations and to facilitate their reorganization. These orders are summarized as follows:

     1.   Case Administration Orders

           These orders facilitated the orderly administration of the Debtors' chapter 11 cases, as follows: (i) authorizing joint administration of the chapter 11 cases, (ii) establishing interim compensation procedures for professionals, (iii) authorizing employment of professionals utilized in the ordinary course of business, (iv) granting an extension of the time to file the Debtors' schedules and statements and authorizing the Debtors to file schedules, statements and monthly operating reports on a consolidated basis and (v) authorizing establishment of procedures for notifying creditors of the commencement of the Debtors' chapter 11 cases and waiving of the requirement for filing a list of creditors.

     2.   Payments on Account of Certain Prepetition Claims

           The Bankruptcy Court authorized the payment of the following prepetition claims: (i) claims for wages, compensation and employee benefits,
(ii) claims for sales, use and other excise taxes, (iii) claims of common carriers, third party logistics providers and pool point providers, (iv) prepetition obligations under workers' compensation programs, liability and property insurance programs and bonds relating thereto and (v) claims of foreign creditors of which the Debtors have made payments totaling approximately $86.5 million on account of these claims. Of this amount, approximately $5.4 million were related to claims of employees for wages.

     3.   Business Operations

           To minimize disruption to the operation of the Debtors' businesses caused by the commencement of the chapter 11 cases, the Bankruptcy Court authorized the Debtors to continue certain business practices, as follows: (i) current investment guidelines, (ii) customer programs, (iii) existing bank accounts and business forms, (v) centralized cash management system, (vi) provision of adequate assurance to utility companies and (vii) entry into a stipulation with Kmart regarding adequate protection and the continuation of obligations under the Master Agreement.

     4.   Bankruptcy Matters

           In furtherance of the Debtors' efforts to reorganize, on March 3, 2004, the Bankruptcy Court authorized the following: (i) rejection of four unexpired leases of nonresidential real property, (ii) notification procedures and restriction on the trading of certain interests in the Debtors' estates,
(iii) administrative expense status to undisputed obligations arising from the postpetition delivery of goods ordered in the prepetition period and payment of such claims in the ordinary course of business and (iv) interim postpetition financing under the DIP Credit Agreement on a superpriority basis for $300 million, pending further interim and final hearings.

B.   APPOINTMENT OF THE CREDITORS' COMMITTEE

           On March 11, 2004, the United States Trustee for the Southern District of New York, pursuant to its authority under section 1102 of the Bankruptcy Code, appointed the Creditors' Committee.

           The current members of the Creditors' Committee are set forth below:


Simon Property Group, LP               S. Goldberg & Co., Inc.
115 West Washington Street             d/b/a SGFootwear Co.
Indianapolis, IN  46204                20 East Broadway
                                       Hackensack, NJ  07601-6892

Mercury International Trading
Corporation                            Rockport Company
19 Alice Agnew Drive                   (Subsidiary of Reebok International Ltd.)
North Attleboro, MA  02761             1895 J.W. Foster Boulevard
(effective March 16, 2004)             Canton, MA  02021

Longacre Management, LLC               SPCP Group, LLC as agent for Silver Point
810 Seventh Avenue, 22nd Floor         Capital Fund, L.P. and Silver Point
New York, NY  10001                    Capital Offshore Fund, Ltd.
                                       Two Greenwich Plaza
                                       Greenwich, CT  06830

           The Creditors' Committee has retained the following advisors:

 Attorneys                             Financial Advisors
 ---------                             ------------------

 Kronish Lieb Weiner & Hellman LLP     Deloitte Financial Advisory Services LLP
 1114 Avenue of the Americas           Two World Financial Center
 7th Floor                             New York, New York  10281-1414
 New York, New York  10036

 Scarcella Rosen & Slome LLP           Navigant Consulting, Inc.
 333 Earle Ovington Boulevard          666 Third Avenue
 Ninth Floor                           New York, New York  10017
 Uniondale, New York 11553-3622


           Since the appointment of the Creditors' Committee, the Debtors have consulted with the Creditors' Committee concerning the administration of the chapter 11 cases. The Debtors have informed the Creditors' Committee with respect to their operations and have sought concurrence of the Creditors' Committee for actions and transactions outside of the ordinary course of business.

C.   EQUITY COMMITTEE

           On April 1, 2004, Kramer Levin Naftalis & Frankel LLP filed a verified statement pursuant to Rule 2019 of the Bankruptcy Rules disclosing its representation of an ad hoc equity committee in the chapter 11 cases. The verified statement also served to disclose the equity ownership interests of the 12 members of the ad hoc equity committee.

           On June 22, 2004, the United States Trustee for the Southern District of New York, pursuant to its authority under section 1102 of the Bankruptcy Code, appointed the official Equity Committee. Since its inception, the ad hoc equity committee and thereafter, the Equity Committee, has participated actively, together with the Debtors' management and professionals, in all aspects of the Debtors' chapter 11 cases.

           The current members of the Equity Committee are set forth below:


           Couchman Partners, LP               Kirkwood Capital
           909 Third Avenue, 29th Floor        1634 Ponce de Leon Avenue, # 402
           New York, New York 10022            Atlanta, Georgia 30307

           North Run Capital, LP
           One International Plaza, Suite 2401
           Boston, Massachusetts 02110

           The Equity Committee has retained the following advisors:

       Attorneys                                      Financial Advisors
       ---------                                      ------------------

       Kramer Levin Naftalis & Frankel LLP            Chanin Capital Partners
       1177 Avenue of the Americas                    330 Madison Avenue
       New York, New York 10036                       11th Floor
                                                      New York, New York 10017
       Mullin Hoard & Brown, L.L.P.
       1185 Avenue of the Americas
       17th Floor
       New York, New York 10036

D.   RETENTION OF LEGAL COUNSEL AND FINANCIAL ADVISORS

           The Bankruptcy Court has entered orders authorizing the Debtors to retain the following professionals to assist in the chapter 11 cases: (i) Weil, Gotshal & Manges LLP as chapter 11 attorneys; (ii) Butler Fitzgerald as conflicts counsel; (iii) FTI Consulting, Inc. as financial advisors; (iv) Abacus Advisors Group LLC as wind-down advisors and consultant; (v) Credit Suisse First Boston LLC as financial advisors; (vi) Ernst & Young, LLP as internal auditors;
(vii) KPMG LLP as accountants and auditors; (viii) a joint venture consisting of The Ozer Group LLC, SB Capital Group, LLC, The Nassi Group, LLC, Gordon Brothers Retail Partners, LLC and DJM Asset Management, Inc., as real estate agents and consultants; (ix) Latham & Watkins LLP as special litigation counsel, (x) Colliers Pinkard and Colliers Cauble & Co. as real estate brokers and (xi) Amper Politziner & Mattia P.C. as accountants and auditors. Pursuant to an order of the Bankruptcy Court, the Debtors have also retained numerous professionals in the ordinary course of business.

E.   THE DEBTORS' CREDIT AGREEMENTS

     1.   Credit Agreement

           Prior to the Petition Date, Footstar and Footstar Corporation, a Debtor, entered into the Credit Agreement, pursuant to which certain lenders, led by Fleet National Bank as administrative agent, extended a credit facility that provided for revolving credit loans and letters of credit of up to $255 million and a term loan of $90 million, each of which were guaranteed by the other Debtors. The obligations of the Debtors pursuant to the Credit Agreement and the guarantees related thereto were secured by substantially all of the Debtors' assets. As of the Petition Date, the Debtors were each indebted to the lenders in the principal sum of approximately $229 million, plus accrued interest, costs, fees and professional fees and expenses, in addition to other obligations arising under the Credit Agreement.

     2.   DIP Credit Agreement

           The Debtors urgently required working capital to continue their business operations during the course of the chapter 11 cases. However, as of the Petition Date, the Debtors were in default under the Credit Agreement and, as a result, there was no available credit thereunder. Prior to the Petition Date, the Debtors surveyed various sources of financing and determined that the then current syndicate of lenders, acting through their agent, Fleet National Bank, offered the best postpetition financing proposal. The Debtors engaged in extensive negotiations with these lenders, which resulted in an agreement to provide postpetition financing to the Debtors.

           Prior to the final hearing to approve the DIP Credit Agreement, however, the Debtors sold substantially all of the assets of their Athletic business segment. Given the reduced size of the Debtors' operations and financial needs of their remaining Meldisco business segment, the Debtors no longer required a facility of the same size and structure as originally contained in the DIP Credit Agreement. Accordingly, the Debtors and the Postpetition Lenders negotiated certain amendments to the DIP Credit Agreement.

           In July of 2004, the Debtors and the Postpetition Lenders further amended the DIP Credit Agreement to provide for an exit facility (the "Exit Facility") upon the Debtors' emergence from chapter 11 and satisfaction of certain conditions. On May 31, 2005, the Debtors and the Postpetition Lenders further amended the DIP Credit Agreement. This amendment, among other things, eliminated a gap between postpetition financing and financing provided by the Exit Facility upon emergence from chapter 11. Additionally, the amendment reduced the Exit Facility from $160 million to $100 million to reflect the Debtors' reduced borrowing needs. On June 30, 2005, the Bankruptcy Court entered an order approving this amendment to the DIP Credit Agreement.

           On November 18, 2005, the Debtors and the Postpetition Lenders further amended the DIP Credit Agreement, subject to the approval of the Bankruptcy Court. The amendment modifies only certain terms and conditions related to the Exit Facility, including, among other things, a change in the maturity date and an increase in certain advance rates used in calculating the borrowing base, which will provide Footstar with incremental liquidity during the first 12 months following emergence from chapter 11. The Debtors will file a motion seeking Bankruptcy Court approval of this amendment. The Debtors do not anticipate any objections to this amendment to the DIP Credit Agreement.

F.   PRIOR LITIGATION WITH KMART AND THE KMART SETTLEMENT

     1.   Relationship with Kmart

           Certain of the Debtors and Kmart are party to the Master Agreement, which provides Footstar with the right to operate footwear departments in certain Kmart stores. Each footwear department was a separate corporation and, collectively, are referred to as Shoemart Subsidiaries. Footstar operates approximately 1,500 footwear departments in Kmart stores. With the exception of 29 of the Shoemart Subsidiaries, which were wholly-owned directly or indirectly by Footstar, Footstar owned a 51% interest in each of the Shoemart Subsidiaries and Kmart directly or indirectly owned the remaining 49% interest. Kmart collected the gross sales from each entity, and remitted such sale proceeds to Footstar, as agent for the entities, on a weekly basis. As described below, the Kmart Settlement eliminated Kmart's interest in the Shoemart Subsidiaries, effective as of January 2, 2005.

           Pursuant to the Master Agreement, Kmart collected certain fees from and was reimbursed for certain expenses, including the following: (i) a license and advertising fee; (ii) reimbursement for the weekly payroll paid to employees of the Shoemart Subsidiaries by Kmart; (iii) a fee for certain miscellaneous costs, including fixtures, storage space, public liability claims, insurance premiums, trade memberships, charitable contributions, bank card charges, postage, signage, supplies and other incidentals; (iv) a fee for discounts given to employees of the Shoemart Subsidiaries for items purchased at Kmart and (v) a wiring fee for data terminals installed in the footwear departments. Kmart deducted these fees from the weekly payments made to Footstar in accordance with the Master Agreement. As described below, pursuant to the Kmart Settlement, Footstar and Kmart have amended the Master Agreement to eliminate all fees except for the certain miscellaneous expense fee and a fee based on the Debtors' sales in Kmart stores.

           Additionally, prior to the approval of the Kmart Settlement, each of the Shoemart Subsidiaries paid Kmart two annual fees, each of which was based upon the profits of the Shoemart Subsidiaries from the previous year. Due to the commencement of the chapter 11 cases, the Shoemart Subsidiaries did not pay Kmart all of these annual fees estimated to be due for the 2003 fiscal year. Because the Kmart Settlement provides for the elimination of Kmart's equity interests in the Shoemart Subsidiaries, Footstar will no longer pay Kmart these annual fees.

           To maintain operations of the Shoemart Subsidiaries during the course of the Debtors' chapter 11 cases with the minimum disturbance to their business, Footstar agreed to provide Kmart with adequate protection in exchange for the receipt of weekly payments and other valuable consideration, all in accordance with the terms of the stipulation signed by Kmart and the Debtors and approved by the Court on March 3, 2004.

     2.   Litigation with Kmart

           Because the Debtors derive over 90% of their revenues from their operations in Kmart stores, Footstar moved to assume the Master Agreement. Kmart vigorously objected to the Debtors' assumption of the Master Agreement and cross-moved to terminate the Master Agreement, asserting numerous grounds for termination. The dispute involved the following issues: (i) whether section 365(c)(1) of the Bankruptcy Code precluded the Debtors from assuming the Master Agreement; (ii) whether Kmart can terminate the Master Agreement pursuant to 365(e)(2) by exercise of an ipso facto termination provision; (iii) whether the Debtors would have satisfied the performance standards contained in the Master Agreement on a go-forward basis; (iv) whether the Debtors were required to staff the footwear departments for each hour the Kmart stores were opened and (v) the extent of Kmart's claim against Footstar for past defaults under the Master Agreement, which Kmart asserted to be approximately $70 million (collectively, the "Assumption Litigation").

           Additionally, after the Debtors announced their intention to assume the Master Agreement, Kmart announced its acquisition of Sears, Roebuck and Co. ("Sears"). In connection therewith, Kmart decided to convert a number of its retail stores to stores operating under the service mark "SEARS ESSENTIALS." A separate litigation between Kmart and Footstar commenced with respect to Footstar's rights under the Master Agreement to operate footwear departments in Kmart stores that were operating under the "SEARS ESSENTIALS" service mark (the "Sears Conversion Litigation," and together with the Assumption Litigation, the "Litigations").

           a. Assumption Litigation
              ---------------------

           On August 12, 2004, Footstar filed a motion to assume the Master Agreement (the "Assumption Motion"). Kmart objected to the Assumption Motion and filed its own cross-motion for relief from the automatic stay to exercise certain termination provisions of the Master Agreement. The Bankruptcy Court bifurcated the litigation and first considered the legal issues presented by Footstar's attempted assumption of the Master Agreement. In a decision dated February 16, 2005, the Court decided the first of many legal issues and held that section 365(c)(1) of the Bankruptcy Code does not prevent the Debtors from assuming the Master Agreement because they did not seek to assign it (the "Decision"). Upon a request by Kmart to reconsider the Decision, the Court reaffirmed its holding in a supplemental decision.

           Kmart and the Debtors filed additional briefing regarding the issue of whether section 365(e)(2) of the Bankruptcy Code allows Kmart to terminate the Master Agreement under its ipso facto provisions. In a decision dated May 10, 2005 (the "365(e)(2) Decision"), the Court ruled that section 365(e)(2) did not allow Kmart to exercise the Master Agreement's ipso facto provision to prevent Footstar from assuming the Master Agreement. On May 20, 2005, Kmart filed an appeal from the 365(e)(2) Decision. Footstar filed a motion to dismiss such appeal as interlocutory. Approval of the Kmart Settlement rendered Footstar's motion to dismiss and the appeal moot.

           The second part of the litigation regarding Footstar's assumption of the Master Agreement involved Kmart's right to terminate the Master Agreement based upon whether (i) the Debtors would satisfy the performance standards in the Master Agreement on a go-forward basis and (ii) the Debtors satisfied the staffing requirements in the Master Agreement. In connection therewith, the parties commenced a period of extensive discovery. The Court had scheduled a trial on these factual issues to commence on July 18, 2005. Upon the request of Kmart and Footstar, the Bankruptcy Court canceled the trial and, on August 25, 2005, approved the Kmart Settlement. Approval of the Kmart Settlement by the Court rendered the trial moot.

           b. Sears Conversion Litigation
              ---------------------------

           In June of 2004, Kmart announced the sale of approximately 50 of its retail store locations (the "Stores") to Sears. Thereafter, on November 17, 2004, Kmart announced plans to merge with Sears, Roebuck and Co. (the "Merger"). On March 24, 2005, Kmart and Sears completed their merger to form Sears Holding Corporation.

           Following the announcement of the Merger, Kmart announced its plan to begin the reconfiguration of some of the Stores slated for conversion to a new Sears format called "Sears Essentials." In connection with Footstar's motion to enforce the automatic stay, the Bankruptcy Court ruled that the automatic stay barred Kmart from taking any actions to remove Footstar from the Stores absent a motion for relief from the automatic stay.

           Accordingly, on March 4, 2005, Kmart filed a motion seeking relief from the automatic stay, which spawned additional litigation regarding whether the Master Agreement gave the Debtors the right to operate in Sears Essential Stores. On March 25, 2005, at a status conference in connection with Kmart's motion to lift the stay, the Bankruptcy Court instructed Footstar to submit a brief on the issue of whether Footstar had the right under the Master Agreement to operate the footwear departments at stores operated under the "SEARS ESSENTIALS" service mark. Following a hearing conducted on April 6, 2005, the Bankruptcy Court ruled that Kmart could terminate the Master Agreement with respect to those Stores being converted to a "SEARS ESSENTIALS" retail format. The Debtors filed a motion to reconsider the Bankruptcy Court's decision based upon newly-discovered evidence regarding the meaning of the Master Agreement. On June 24, 2005, the Bankruptcy Court rejected the Debtors' motion for reconsideration and supplemented its original decision (as supplement, the "Service Mark Decision").

           As a result of the Service Mark Decision, Kmart received Court approval to remove Footstar from the Stores it converts to the Sears Essentials format, which provided Kmart the power to slowly displace Footstar from Kmart stores, while Footstar was left with no ability to curtail such conversions. The Debtors, the Creditors' Committee and the Equity Committee filed a notice of appeal of the Service Mark Decision. Approval of the Kmart Settlement by the Court has rendered the appeals of the Service Mark Decision moot.

     3.   Kmart Settlement

           On July 2, 2005, Footstar and Kmart entered into a comprehensive settlement, which resolved the Litigations and provided for the assumption of the Master Agreement, as modified thereby. The Kmart Settlement addressed both the risk of continued litigation with Kmart and the risk to the Debtors' business even if the Debtors had ultimately attained litigation victory. The Kmart Settlement accomplished numerous objectives, as follows:

           eliminated the Litigations, which posed a risk to Footstar's continued viability, and fixes Footstar's cure obligation at $45 million;

           established a minimum "footprint" of stores in which Footstar will continue to operate a footwear department and requires Kmart to compensate Footstar for closures and/or conversions if the number of stores falls below such minimum;

           eliminated uncertainties relating to Footstar's staffing obligations by allowing Footstar to reduce staffing as sales decline;

           eliminated performance standards that could arguably provide a basis for termination post-bankruptcy;

           provides adequate advertising;

           incentivizes Kmart to cooperate with Footstar by connecting Kmart's fees under the Master Agreement to the Debtors' gross sales and eliminates other fees except for a miscellaneous expense fee; and

           affords the Debtors the ability to proceed with a chapter 11 plan providing for a full recovery to creditors and a return to equity holders.

The Kmart Settlement also provides that the Master Agreement will terminate at the end of 2008 (instead of 2012), but requires Kmart to buy out the Debtors' inventory at book value to help ensure an orderly disposition of the Debtors' inventory held at Kmart stores at the end of the term of the Master Agreement.

           On August 25, 2005, the Bankruptcy Court approved the Kmart Settlement. Copies of the Kmart Settlement and the Master Agreement (as amended by the Kmart Settlement) are annexed hereto as Exhibits C and D, respectively.

G.   FEDERATED AND GORDMANS TERMINATION AGREEMENTS

     1.   Federated

           On or about December 31, 2001, Footstar entered into a master agreement with Federated, pursuant to which Federated granted Footstar the right to operate the children's footwear departments in certain Federated stores. After extensive analysis, the Debtors determined to terminate the agreement with Federated because this line of business was not profitable and was not projected to be profitable in the foreseeable future.

           On July 23, 2004, the Debtors entered into a termination agreement with Federated that provided for the termination of the Debtors' right to sell footwear in Federated's stores. The termination agreement provided that the Debtors and Federated will consolidate the footwear departments into a few remaining footwear departments , with all remaining footwear inventory to be transferred to certain Federated stores for orderly liquidation. Pursuant to the terms of the termination agreement, the master agreement terminated on September 15, 2004. The Debtors were authorized to terminate the agreement with Federated pursuant to the terms of the settlement procedures order (described below) and obtained the consent of the Creditors' Committee, the Equity Committee and the lenders under the DIP Credit Agreement as required thereunder.

     2.   Gordmans

           On January 7, 2002, the Debtors entered into an agreement with Gordmans. The agreement granted the Debtors the right to sell footwear and related shoe accessories in the footwear departments of Gordmans stores. After extensive analysis, the Debtors determined to terminate the agreement with Gordmans because this line of business was not profitable and was not projected to be profitable in the foreseeable future.

           On May 4, 2004, the Debtors entered into an agreement with Gordmans to terminate the Debtors' right to sell footwear in Gordmans' stores. Pursuant to this termination agreement, Gordmans agreed to purchase all footwear inventory located in the Footwear Departments for a price based on the Debtors' cost. On June 10, 2004, the Debtors filed a motion seeking approval of (i) the termination agreement, (ii) the settlement of certain claims with Gordmans under Bankruptcy Rule 9019 and (iii) the sale of all footwear inventory to Gordmans outside the ordinary course of business, and free and clear of all liens, claims or encumbrances, pursuant to section 363 of the Bankruptcy Code. On July 7, 2004, the Bankruptcy Court authorized the termination agreement, the sale of inventory and the settlement of claims. Pursuant to the terms of the termination agreement, the master agreement terminated on July 9, 2004.

H.   THE DEBTORS' PROPERTIES

           Footstar's headquarters was previously located in 43,000 square feet of leased office space in West Nyack, New York. Meldisco's corporate offices are located in 129,000 square feet of owned office space in Mahwah, New Jersey. The West Nyack lease expired, and the Debtors moved Footstar's headquarters into the Meldisco office building. The Debtors also moved their Shared Services Center from Dallas, Texas to the Meldisco office building. Footstar's corporate tax department is located in 3,500 square feet of leased office space in Worcester, Massachusetts. The Company also maintained approximately 8,300 square feet of leased office space in Wausau, Wisconsin in which its direct marketing operations were primarily located; that lease ended as of June 2004. The Company previously operated out of two owned distribution facilities, located in Mira Loma, California, and Gaffney, South Carolina, with a total of 1.2 million square feet. In addition, the Company leased a 200,000 square feet distribution facility in Morrow, Georgia.

I.   SALE OF CERTAIN BUSINESS UNITS

     1.   Store Closing Sales

           The Debtors had previously determined that the Just For Feet retail chain, comprised of 88 stores, and 75 Footaction stores were underperforming and required liquidation immediately after the Petition Date. As a result of this analysis, the Debtors obtained approval from the Bankruptcy Court to conduct an auction for the employment of a liquidation agent and, thereafter, to conduct store closing and going out of business sales at these store locations.

           In accordance with procedures established by the Bankruptcy Court, the Debtors used their best efforts to solicit bids from major liquidation firms throughout the United States. Several liquidation firms expressed interest in being engaged as the Debtors' liquidating agent and submitted bids. Hilco Merchant Resources ("Hilco") submitted the best and highest bids. On March 18, 2004, the Bankruptcy Court approved the liquidation sales and the Debtors' agency agreements with Hilco. The Debtors entered into two agency agreements with Hilco, one for the liquidation of merchandise in Footaction stores, and one for liquidation of merchandise in Just For Feet stores.

           Pursuant to the agency agreement for the liquidation of the Footaction stores, Hilco agreed to pay to the Debtors 41.25% of aggregate retail price of all merchandise. Pursuant to the agency agreement for the liquidation of the Just for Feet stores, Hilco agreed to pay to the Debtors 45.25% of aggregate retail price of all merchandise. For all stores, for any amounts received above that amount, Hilco would receive 2% of the aggregate retail price of all merchandise as a fee, in addition to its agreed expenses. The Debtors and Hilco would share the remaining proceeds, 60% to the Debtors and 40% to Hilco.

     2.   Nike Litigation

           Since the formation of Footstar in 1996, Nike USA, Inc. ("Nike") had supplied athletic footwear and apparel to the Debtors' Athletic division. Footstar was one of Nike's largest customers worldwide, and the majority of footwear and apparel sold by Athletic was purchased from Nike. Prior to the Petition Date, Nike historically provided the Debtors with an 11% discount on goods. On March 8, 2004, Nike notified the Debtors that it no longer would extend the discount, citing the Debtors' failure to pay approximately $8 million of prepetition claims owed to Nike.

           On March 16, 2004, the Debtors requested the Bankruptcy Court to hold Nike in civil contempt for violation of the automatic stay under section 362 of the Bankruptcy Code and to grant compensatory and punitive damages. The Debtors also sought a temporary restraining order and preliminary injunction pending resolution of the motion for an order holding Nike in contempt. On March 16, 2004, the Bankruptcy Court held a hearing and encouraged the Debtors and Nike to reach a consensual resolution. After extensive negotiations, Nike agreed to continue to ship to the Debtors consistent with past business practices, but only for a limited period of time.

     3.   Sale of the Athletic Division

           a. The Motion to Sell the Assets of Athletic
              -----------------------------------------

           As the sale of Nike's products dominated Athletic's revenues, Nike's refusal to commit to supply the Debtors on normal business terms beyond a limited period forced the Debtors to re-evaluate whether Athletic could be run profitably without Nike's cooperation and confirmed the Debtors' prior intention to sell Athletic. After considering numerous options, the Debtors decided that a public sale of Athletic was the likeliest way to maximize value for the Debtors' estate. Accordingly, on March 26, 2004, the Debtors filed a motion seeking authority to (i) sell all or substantially all of the assets of their Athletic business, (ii) conduct an auction relating to the sale of such assets and (ii) establish bidding procedures in connection with the auction. By order dated April 6, 2004, the Bankruptcy Court approved the auction procedures.

           In connection with the motion to sell Athletic, the Debtors solicited offers for the purchase of Athletic's assets. In anticipation of the auction, the Debtors solicited numerous types of bids for Athletic's assets, including going concern bids, liquidation bids, lease purchase bids, and any combination of the foregoing. The Debtors also conducted discussions with certain strategic and financial purchasers and provided due diligence packages to all interested parties.

           The Orders of the Bankruptcy Court approving the various sale transactions described in this section authorize the exemption of such transactions from state and local transfer taxes pursuant to section 1146(c) of the Bankruptcy Code. Certain taxing authorities have asserted that section 1146(c) of the Bankruptcy Code does not apply to pre-Plan transactions even though they did not object to such sales.

           b. The Foot Locker Sale
              --------------------

           On April 9, 2004, the Debtors received a going concern bid from Foot Locker to purchase substantially all of the assets of the stores of the Athletic business, including the leases and inventory at 349 of the Debtors' remaining 353 Footaction retail stores, along with the remaining inventory from the other four remaining stores. Because the Debtors did not receive any bids comparable to the Foot Locker bid, on April 13, 2004, the Debtors entered into an agreement with Foot Locker for the purchase price of $160 million, and removed the subject assets from the auction. In response, a competing bidder, The Finish Line, Inc., submitted a joint bid with Hilco for substantially the identical assets, with a face amount of $210 million. In response, Foot Locker increased its purchase price to $225 million. On April 26, 2004, the Court entered an order approving the sale to Foot Locker. The sale to Foot Locker was consummated on May 7, 2004. After effectuating certain purchase price adjustments contained in the agreement with Foot Locker, the Debtors received approximately $210 million from the sale.

           c. Remaining Athletic Leases
              -------------------------

           On April 16, 2004, the Debtors conducted an auction for 14 leases not included in the Foot Locker bid. Approximately 10 bidders submitted bids for the purchase of these leases. The auction generated approximately $790,000 to the Debtors' chapter 11 estates.

           Additionally, Abacus and the Joint Venture marketed the remaining Athletic segment leases. Certain of the landlords entered into lease termination agreements, and thereby waived their claims to damages. The Debtors entered into 20 lease termination agreements.

           Five other leases were successfully marketed and resulted in the execution of assumption and assignment agreements.

           d. Sale of Mira Loma Distribution Center
              -------------------------------------

           The Debtors owned an integrated warehouse, distribution and office facility located in Mira Loma, California. Because the Debtors had exited the Athletic business, the Debtors no longer required the real estate, office space and distribution facility at Mira Loma. Accordingly, the Debtors began to market the Mira Loma property to interested parties. The Debtors identified numerous interested parties and conducted an auction for the Mira Loma property. On July 20, 2004, the Bankruptcy Court approved the sale of the Mira Loma property to Thrifty Oil Co. for a purchase price of $28 million. Additionally, the Debtors negotiated with the prospective new tenant of Mira Loma, FMI International, LLC, so that the Debtors' distribution needs for Meldisco could be satisfied.

           e. Sale of Gaffney Distribution Center
              -----------------------------------

           The Debtors owned an integrated warehouse and distribution facility located in Gaffney, South Carolina. Because the Debtors had successfully exited the Athletic business, the Debtors no longer required the real estate and distribution facility at Gaffney. Accordingly, the Debtors began to market the Gaffney property to interested parties. The Debtors identified numerous interested parties and planned an auction for the Gaffney property on September, 14, 2004. On September 2, 2004, NBTY, Inc. filed an application for an order to show cause to stay the Gaffney auction. After a telephonic hearing, the Bankruptcy Court entered an order denying the application to stay the Gaffney auction. The Debtors conducted the auction on September 14, 2004 and ADS Logistics Services - Gaffney LLC submitted the highest bid. On September 9, 2004, the Bankruptcy Court approved the sale of the Gaffney property to ADS Logistics Services - Gaffney LLC for a purchase price of $20,250,000.

           f. Sale of Hurst Property
              ----------------------

           The Debtors owned real and personal property at Hurst Plaza in Tarrant County, Texas. Because the Debtors had successfully exited the Athletic business, the Debtors no longer required the real estate at Hurst, which had previously been a location for a Just For Feet store. Accordingly, the Debtors began to market the Hurst property to interested parties. The Debtors identified numerous interested parties and conducted an auction for the Hurst property. On September 9, 2004, the Bankruptcy Court approved the sale of the Hurst property to The Katz Family Trust for a purchase price of $2,500,000.

           g. Sale of Knoxville and Orlando Properties
              ----------------------------------------

           The Debtors owned real and personal property in Knoxville, Tennessee and Orlando, Florida. Because the Debtors successfully exited the Athletic business, the Debtors no longer required the Knoxville and Orlando properties, which had previously been locations for Just For Feet stores. Accordingly, the Debtors engaged in an extensive marketing process for these properties. The Debtors identified interested parties and conducted an auction for the Knoxville and Orlando properties. On October 14, 2004, the Bankruptcy Court approved the sale of the Knoxville property to Steven Levin for a purchase price of $1,450,000 and the Orlando property to The Katz Family Trust for a purchase price of $2,100,000.

           h. Sale of Morrow Distribution Center
              ----------------------------------

           The Debtors also leased a warehouse and distribution facility and owned adjacent real property in Morrow, Georgia. Because the Debtors successfully exited the Athletic business, the Debtors no longer require the property at Morrow. Accordingly, the Debtors marketed the Morrow property to interested parties. The Debtors did not hold an auction for this property as it only received one bid. On January 20, 2005, the Bankruptcy Court approved the termination of the lease and the sale of the Morrow property to DLK 1100, LLC, DSK 1100, LLC, and AKS 1100, LLC for a purchase price of $650,000.

     4.   Shoe Zone/Uprise Store Closing Sales

           As a result of the Debtors' continued analysis of both the Athletic and Meldisco businesses, the Debtors determined that Athletic's Uprise chain, which was comprised of three stores, and six of Meldisco's Shoe Zone stores located in the United States, were underperforming and required immediate liquidation to maximize the value of the merchandise therein.

           By motion dated April 20, 2004, the Debtors sought authority to conduct store closing, going out of business, or similar sales at the Uprise and Shoe Zone stores. Because of the small number of stores involved, the Debtors did not require the assistance of a liquidating agent to assist with the disposition of the merchandise. Instead, the Debtors sought authority for self-liquidation of the Uprise and Shoe Zone stores as the most feasible, economical, and efficient means of achieving the disposition of the merchandise. On May 6, 2004, the Court entered an order authorizing the Debtors to conduct such sales.

     5.   Shoe Zone Sale

           Since the Petition Date, the Debtors had analyzed the costs and benefits of continuing operations at their Shoe Zone retail stores located in Puerto Rico and the U.S. Virgin Islands. As noted above, the Debtors had initially determined to liquidate six of the Shoe Zone stores located in the mainland United States. The Debtors determined, however, that the remaining Shoe

Zone stores in Puerto Rico and the U.S. Virgin Islands were a drain on the Debtors estates and should be liquidated. Specifically, these stores incurred operating losses in 2003 and were projected to incur losses in 2004. There were substantial selling, general and administrative costs related to running these stores. To achieve the scale necessary to operate a healthy and profitable chain would have required the Debtors to invest significant capital to build additional stores. Also, because Shoe Zone is a relatively new chain not recognized by most consumers, the Debtors would have had to make a substantial investment in advertising to increase sales. Taking into account the level of additional investment required, and the historic and projected operating losses, the Debtors determined that the sale of these Shoe Zone stores was the best way to maximize the value of that business.

           Accordingly, the Debtors engaged in the process of marketing and soliciting offers for these Shoe Zone stores and related assets. In response to these efforts, the Debtors received an offer from Novus, Inc. for the package of Shoe Zone stores in Puerto Rico as a going concern. Based upon the absence of any offer for a significant portion of the Shoe Zone stores and the absence of even the prospect of any offer comprising comparable economic terms to that of the Novus offer, the Debtors determined that the proposed sale transaction between the Debtors and Novus would provide the greatest recovery to the Debtors' estates. After extensive negotiations, on May 17, 2004, the Debtors and Novus entered into an Asset Purchase Agreement for the Puerto Rico Shoe Zone stores.

           On July 14, 2004, the Bankruptcy Court authorized the sale of these Shoe Zone stores to Novus. The Debtors received approximately $5.5 million from this sale, subject to certain adjustments. The Debtors self-liquidated the three Shoe Zone stores located in the U.S. Virgin Islands.

J.   AIG SETTLEMENT

           By motion dated June 8, 2004, the Debtors sought approval of a settlement agreement with AIG Technical Services, Inc., on behalf of Illinois National Fire Insurance Company and National Union Fire Insurance Company of Pittsburgh, PA ("AIG"). The AIG Settlement resolved (i) an insurance coverage dispute, (ii) certain class action lawsuits and (iii) certain derivative lawsuits.

           As noted previously, due to certain accounting inaccuracies, the Debtors were required to restate their financial statements for a period of time spanning five and one-half years. The announcement of the restatement triggered numerous lawsuits against the Debtors and certain of its officers and directors. Specifically, stockholders filed (i) class-action lawsuits against Footstar and certain of its officers and a director and (ii) derivative lawsuits on Footstar's behalf against certain of Footstar's officers and directors.

           The Debtors' insurance carrier indicated its intention to deny coverage under the Debtors' prepetition insurance policy for matters relating to these actions. Any failure to provide coverage placed at risk the primary asset available to satisfy defense costs and compensate for any liability resulting from these litigations.

           To resolve all disputes associated with the restatement-related litigation and the insurance coverage in respect thereto, the Debtors entered into settlements with AIG and the plaintiffs in the underlying lawsuits. Specifically, the Debtors entered into three interrelated settlements: (i) a settlement with its insurance carrier, thereby availing the Debtors of insurance proceeds in connection with the restatement-related litigation; (ii) a settlement of the class action lawsuits instituted against Footstar whereby $14.3 million of the insurance proceeds will be made available to the class of stockholders represented in those lawsuits and (iii) a settlement of the derivative lawsuits brought on Footstar's behalf, which actions became property of the estates as a result of the chapter 11 filings. The AIG Settlement also ensures reimbursement of some of the Debtors' legal expenses in connection with the class action lawsuits, derivative lawsuits and other proceedings related to the restatement.

           On July 1, 2004, the Bankruptcy Court entered an order approving these settlements.

K.   JOHN MICHAEL ROBINSON STIPULATION

           On September 13, 2003, Footstar terminated John Michael Robinson, the Debtors' former Chairman of the Board of Directors, President and Chief Executive Officer. On October 15, 2003, Mr. Robinson initiated an arbitration proceeding against Footstar seeking payments purportedly due to him under his employment agreement. On November 11, 2003, Footstar issued a press release stating that Mr. Robinson's employment was terminated "for cause" and asserted counterclaims in the arbitration. Mr. Robinson filed a petition in the United States District Court for the Southern District of New York for a determination that Footstar's counterclaims were not capable of being arbitrated. The commencement of the Debtors' chapter 11 cases stayed the arbitration and any decision as to the arbitrability of Footstar's counterclaims in the district court proceeding.

           By motion filed on May 10, 2004, Mr. Robinson sought relief from the automatic stay to permit (i) the arbitration to proceed to judgment and (ii) the district court to decide the proceeding before it. After extensive negotiations, the Debtors entered into a stipulation with Mr. Robinson to resolve (i) issues of the status of his termination and (ii) the amount Footstar owes Mr. Robinson under the applicable employment agreement as a result of his termination. The Robinson Settlement provides Mr. Robinson with a press release and written acknowledgement that his termination was not "for cause" and $5 million in full satisfaction of Mr. Robinson's claims against Footstar. On July 1, 2004, the Bankruptcy Court approved the Robinson Settlement.

L.   DE MINIMIS ASSETS SALE PROCEDURES

           By Motion dated May 11, 2004, the Debtors requested authority to establish procedures to sell property of de minimis value in accordance with prior practice and in consultation with the Creditors' Committee and the Equity Committee. The procedures allow the Debtors to conduct sales for $250,000 or less, with notice and opportunity to be heard by the Creditors' Committee and the Equity Committee, without further authorization from the Court. On June 3, 2004, the Court entered an order establishing the de minimis asset sale procedures.

M.   LEASE REJECTION AND ABANDONMENT PROCEDURES

           The Debtors are parties to hundreds of contracts and leases, including approximately 600 unexpired real property leases, numerous personal property leases, and other executory contracts. By Motion dated March 26, 2004, the Debtors sought approval procedures to facilitate an expeditious and efficient process for rejecting such burdensome leases and contracts. The procedures required the Debtors to give notice and an opportunity to be heard to the counter-party to the applicable lease or contract, the Creditors' Committee, the Postpetition Lenders and the Equity Committee. The Motion also requested authority for the Debtors to establish procedures to abandon property with little or no value to the estates.

           The Court entered an order on April 12, 2004, approving the Lease Rejection Procedures. As of September 1, 2005, 134 leases have been rejected pursuant to the Lease Rejection Procedures.

N.   SETTLEMENT PROCEDURES

           Prior to the Commencement Date, in the ordinary course of their businesses, the Debtors' management investigated, evaluated and resolved claims or potential causes of action asserted by or against the Debtors. Depending upon the specific facts and the risks involved in engaging in litigation with respect to such claims, the Debtors, in the exercise of their business judgment, would make appropriate offers to settle such claims.

           By Motion dated May 14, 2004, the Debtors sought to liquidate prepetition claims and damage claims resulting from the rejection of leases and executory contracts by establishing procedures to settle claims in accordance with prior practice and in consultation with the Creditors' Committee, the Equity Committee, the lenders under the DIP Credit Agreement and the U.S. Trustee. Specifically, the Debtors requested authority to (i) settle prepetition claims where the proposed settlement amount is not more than $250,000 and (ii) enter into compromises and settlements to resolve rejection damage claims, which settlements and compromises may provide for granting non-Debtor parties allowed claims against the estates or for immediate payments in cash. On May 27, 2004, the Bankruptcy Court authorized the Debtors to implement the guidelines and procedures outlined above with respect to the compromise and settlement of Settlement Procedures Claims.

O.   KEY EMPLOYEE AND KEY EXECUTIVE RETENTION PROGRAM

           By motion dated April 20, 2004, the Debtors sought to (i) assume the employment agreement of its current Chief Executive Officer and President, Dale
W. Hilpert and (ii) establish a key employee retention plan.

     1.   Hilpert Employment Agreement

           On January 15, 2004, the Board of Directors named Dale W. Hilpert as Chairman, President, and Chief Executive Officer of Footstar, Inc. Just prior to the Petition Date, the Debtors realized that Mr. Hilpert's guidance and direction would be crucial throughout their chapter 11 cases, and so, on March 1, 2004, the Debtors amended Mr. Hilpert's employment agreement to further incentivize him to continue employment with the Debtors' through the conclusion of their chapter 11 proceedings. Mr. Hilpert spearheaded the sale to Foot Locker of a large portion of the Debtors' Athletic business segment.

           Mr. Hilpert's employment agreement is for a term beginning March 1, 2004 to the later of (i) January 19, 2006 or (ii) the Effective Date. Base salary under the employment agreement is payable as follows: (i) $2,125,000 initial salary for the fiscal year ending January 1, 2005 and (ii) $850,000 subsequent annual salary, subject to annual review for increase at the discretion of the compensation committee of Footstar's Board of Directors, and with approval of the Bankruptcy Court. For the 2005 fiscal year, Mr. Hilpert is eligible to participate in Footstar's annual incentive award plan, with a target annual incentive award opportunity of no less than 150% of Base Salary. The agreement also provides for an additional incentive award of $1.7 million to be paid upon the effective date of a plan of reorganization, subject to certain conditions. The agreement generally provides for (i) participation in benefit plans and programs including retirement benefits, life insurance and medical benefits, and (ii) restrictive covenants including non-disclosure, non-solicitation of employees and availability for litigation support.

           In the event Mr. Hilpert terminates his employment with good reason, as defined (including, without limitation, a reduction in Mr. Hilpert's duties and a change in control of Footstar), he is entitled to receive (i) base salary through the date of termination; (ii) base salary through January 19, 2006 and his 2005 annual incentive award; and (iii) the additional incentive award payable on the effective date of a plan of reorganization; to the extent that any of such amounts have not already been paid to him. If Mr. Hilpert is terminated without cause, he is not precluded from receiving the additional incentive award or the annual incentive award, provided that they were earned pursuant to the terms of his agreement. If Mr. Hilpert terminates his employment without good reason, he is not entitled to severance. Mr. Hilpert would not, however, be precluded from receiving the additional incentive award or the annual incentive award provided they were earned pursuant to the terms of his agreement prior to such termination. If his employment is terminated for cause, as defined, he is not entitled to the annual incentive award or the additional incentive award to the extent not already paid.

     2.   Key Employee Retention Plan

           During the course of streamlining their workforce, the Debtors identified key employees who possessed unique knowledge, skills, and experience that are vital to the business enterprise and, in many cases, impracticable to replicate. The continued employment and dedication of these key employees was identified as essential to the preservation of the value of the Debtors' estates and to an eventual reorganization under chapter 11.

           The retention plan is divisible into three parts: (i) a retention bonus, (ii) severance and (iii) disposition of the deferred compensation plan. The retention bonus plan covers 32 of the Debtors' key employees, with awards ranging from $15,000 to $936,000, with payments made upon involuntary termination or completion. In addition, a discretionary pool of up to $1 million may be awarded at the CEO's discretion to reward the performance of other employees not included in the retention bonus plan. The Debtors' severance program includes five senior level executives. The severance program provides for varying levels of severance, ranging in duration depending on position. Employees are eligible for severance if the employee is permanently terminated as a result of reduction in workforce or elimination of position. Additionally, participants in the Debtors' deferred compensation plan will receive the contributions they made thereunder. The Debtors deferred compensation plan was terminated and paid out. It was an elective benefit program providing a non-qualified deferred compensation plan in which 12 of the Debtors' employees participated. The total payout of the deferred compensation plan is $650,000.

           On May 6, 2004, the Bankruptcy Court entered an Order approving the Debtors' retention bonus plan, severance program and deferred compensation plan payout. On May 28, 2004, the Bankruptcy Court entered an order approving the Debtors' assumption of Mr. Hilpert's employment agreement.

     3.   Meldisco Compensation Program and Non-Compete Agreements

           By motion dated November 30, 2004, the Debtors sought authorization of the Bankruptcy Court to (i) establish a comprehensive compensation program for Meldisco employees (the "Meldisco Compensation Program") and (ii) enter into non-compete agreements with certain key Meldisco executives (the "Non-Compete Agreements").

           a. The Meldisco Compensation Program
              ---------------------------------

           In the last quarter of 2004, the Assumption Litigation threatened the Debtors' ability to reorganize and called into question whether the Debtors would survive as a going concern. Such a threat placed the Debtors in danger of suffering an unacceptable level of employee attrition. To prevent such attrition, the Debtors developed the Meldisco Compensation Program, which was designed to incentivize Meldisco employees to remain with the Debtors during the course of these chapter 11 cases and post-emergence after the Effective Date.

           The Meldisco Compensation Program is divisible into five parts: (i) a performance bonus for select Meldisco employees for fiscal year 2005, (ii) a retention bonus for select Meldisco employees for fiscal year 2005, (iii) a revised severance program, (iv) accelerated payments of a portion of retention bonus payments established pursuant to the Debtors' original Court-approved retention program and (v) the Debtors' senior executive retirement plan.

           In the ordinary course of business, Meldisco establishes annual bonuses to incentivize employs to achieve certain performance goals. With the performance bonus contemplated by the Meldisco Compensation Program, Meldisco sought to establish a bonus program that adjusts performance metrics to align the interests of Meldisco employees and equity holders. The Debtors identified approximately 170 Meldisco employees who would receive performance bonuses, with awards ranging from $3,300 to $650,000. The cost of the performance bonus was approximately $3.6 million if certain performance targets were reached. In August of 2005, the Debtors paid $3.3 million of performance bonuses to employees because performance targets were exceeded. The Debtors will not make any additional performance bonus payments unless the Equity Committee concurs with the Debtors that such payments are appropriate in accordance with the applicable formula. The Debtors also sought to establish a retention bonus that provides retentive payments to key Meldisco employees to stem attrition during 2005. The Debtors have identified approximately 240 current employees that will receive retention bonuses, which will be earned and paid quarterly, at a total cost of approximately $3.5 million. Both the performance bonus and retention bonus will be pro rated in the event of an involuntary termination during fiscal year 2005. If there is a change of control of Meldisco, the Debtors will pay the performance bonuses and the retention bonuses to all eligible participants on a pro rated basis calculated daily. Pursuant to the order approving the Meldisco Compensation Plan, no change of control will occur on the Effective Date of the Plan.

           The Debtors also revised their current severance packages to provide competitive severance benefits. Under this new severance program, Meldisco will provide its employees with severance benefits, the amount of which is based on years of service and/or minimum severance status based upon job level, whether or not such employee has found another employment opportunity after termination. The Debtors currently estimate that the maximum amount the revised severance program could cost the Debtors is approximately $1.7 million above their prior severance obligations. If such senior executive accepts non-comparable employment by the acquiring entity, however, such executive is not entitled to the severance enhancement.

           The Debtors also sought to accelerate portions of payments due under the original Bankruptcy Court-approved retention program. The Debtors, in consultation with the Creditors' Committee and the Equity Committee, guaranteed payment of 50% of the Debtors' 2004 performance bonuses to those Meldisco employees who were not participants in the original retention program. These payments were due and paid in February of 2005. To avoid penalizing original retention program participants, the Debtors paid 50% of such participants the 2004 performance bonus component of the original retention bonus on July 1, 2005.

           Prior to the Commencement Date, the Debtors maintained a supplemental executive retirement plan (the "SERP"). The Debtors initially sought approval of the SERP as a component of the original retention program, but agreed to delay consideration of such approval. The Debtors obtained authority to continue the SERP for certain key Meldisco executives as an additional retention component under the Meldisco Compensation Program. Pursuant to the SERP, the Debtors provide supplemental benefits to certain senior executive employees whose income exceeds the Internal Revenue Service's limitations for compensation eligible for contribution to the Debtors' 401(k) retirement plan. The vesting of SERP benefits for a participating executive will occur when such executive (i) reaches the age of 55 and (ii) has been employed by the Debtors for ten or more years. If, however, there is a Change of Control of the Debtors (as modified by the Order approving the Meldisco Compensation Plan) that results in a termination of a participating executive, the SERP vests notwithstanding failure to satisfy the qualification requirements. Certain executives currently participate in the SERP, with the total liability thereunder currently estimated at approximately $5.3 million as of December 31, 2005. The Debtors will continue the SERP, except that (i) future benefit calculations have been modified to reflect current salary levels but bonus targets used will be capped at the 2004 level and (ii) vesting occurs upon the sale of substantially all of the assets or stock of the Debtors. Pursuant to the order approving the Meldisco Compensation Plan, no change of control will occur on the Effective Date of the Plan. No new participants will be added to this program.

           b. The Non-Compete Agreements
              --------------------------

           Kmart's tactics during the Assumption Litigation fueled employee concerns over the Debtors' ability to operate Meldisco as a going concern and has created instability at Meldisco. Additionally, the Debtors were deeply concerned that Kmart may try to entice several key Meldisco executives to work for Kmart in an attempt to quickly replicate Meldisco's business during the course of the Assumption Litigation. Loss of certain Meldisco employees would have numerous deleterious consequences, including jeopardizing relationships with foreign vendors, whose supply of merchandise is crucial to Meldisco's operations. To deter Kmart from hiring key Meldisco employees, the Debtors sought authority to enter into the Non-Compete Agreements with these employees. The elements of the Meldisco Compensation Program serve as consideration for the non-compete covenants contained in the Non-Compete Agreements. The Non-Compete Agreements restrict these executives during (i) their employment with the Debtors and (ii) the earlier of (a) 12 months after such executives are terminated or (b) 12 months after the Master Agreement is terminated, from engaging in the procurement, sale or marketing of footwear, or the operation of a footwear business within Kmart and/or Sears. The Non-Compete Agreements also include a confidentiality provision, a non-solicitation of employees provision, and a provision prohibiting the executives from interfering with or disrupting the relationships between the Debtors and any of their customers, vendors, suppliers or distributors. The Meldisco Compensation Program and the Non-Compete Agreements were approved by the Bankruptcy Court in an Order dated December 20, 2004.

P.   RETENTION OF AMPER POLITZINER & Mattia P.C.

           By order dated July 14, 2004, KPMG LLP ("KPMG") was retained by Footstar as accountants and auditors nunc pro tunc to March 2, 2004. On September 3, 2004, Footstar filed its restated financial statements that are included in its Form 10-K for the fiscal year 2002 with the accompanying audit report prepared by KPMG as independent certified public accountants. As of December 14, 2004, Footstar's board of directors voted to change accountants and auditors and to retain Amper Politziner & Mattia P.C. ("Amper") as accountants and auditors to audit Footstar's 2003 fiscal year financial statements. In connection with this decision, on January 14, 2005, the Debtors filed an application to approve the retention of Amper as their independent registered public accounting firm nunc pro tunc to December 14, 2004. Amper's retention was approved by the Bankruptcy Court on February 10, 2005.

           Because the Debtors would no longer employ KPMG in the manner contemplated in KPMG's original retention order, the Debtors sought to reduce KPMG's retention in their chapter 11 cases to the level of a professional employed in the ordinary course of business. With KPMG's approval, on March 15, 2005, the Debtors filed a notice to amend its list of ordinary course professionals to add KPMG. The addition of KPMG to the Debtors' ordinary course professional list serves to facilitate KPMG's continued employment with the Debtors on an as-needed basis.

Q.   CLAIMS PROCESS AND BAR DATE

     1.   Schedules and Statements

           On June 15, 2004, the Debtors filed with the Bankruptcy Court their schedules of liabilities and on June 30, 2004, the Debtors filed with the Bankruptcy Court, their statements of financial affairs and schedules of assets. The Debtors filed three sets of schedules, filed on a consolidated basis for the Athletic division, the Meldisco division and the Debtors' corporate operations. One statement of financial affairs was filed on a consolidated basis for all Debtors.

     2.   Bar Date

           By order dated June 25, 2004, the Bankruptcy Court fixed July 30, 2004 at 5:00 p.m., as the date and time by which proofs of claim were required to be filed in the Debtors' bankruptcy cases, except that (i) governmental entities had until August 30, 2004 at 5:00 p.m. and (ii) the IRS had until October 29, 2004 at 5:00 p.m. to timely file proofs of claim against the Debtors. In accordance with instructions from the Bankruptcy Court, on or about June 10, 2004, notices informing creditors of the last date to timely file proofs of claims, and a "customized" proof of claim form, reflecting the nature, amount, and status of each creditor's claim as reflected in the schedules of assets and liabilities, were mailed to all creditors listed on the schedules of assets and liabilities. On July 2, 2004, a date at least twenty-five (25) days prior to the Bar Date, the Debtors caused to be published once in The Wall Street Journal (National Edition) and The New York Times (National Edition), notice of the last date to timely file proofs of claim.

     3.   Omnibus Claims Objections

           Claims in excess of $640 million have been asserted against the Debtors. In an effort to get a more accurate picture of the true nature and extent of the claims, the Debtors commenced objecting to certain categories of claims by filing its First Omnibus Objection to Claims Filed Against the Debtors on October 22, 2004. By order, dated December 7, 2004, the Bankruptcy Court sustained the First Omnibus Objection to Claims with respect nearly all of the proofs of claim identified therein. Pursuant to such order, the Debtors expunged 358 claims in the amount of $324,252,261.00.

           On March 11, 2005, the Debtors filed their Second Omnibus Objection to Claims Filed Against the Debtors, objecting to proofs of claim comprised of:
(i) duplicate claims, (ii) initial and superseded claims, (iii) late-filed claims, (iv) claims inconsistent with the Debtors' books and records, (v) misclassified claims and (vi) claims the Debtors seek to reduce and allow. By order, dated April 19, 2005, the Bankruptcy Court sustained the Second Omnibus Objection to Claims with respect to the majority of the proofs of claim identified therein. Pursuant to such order 1,080 claims were expunged and 293 claims were reduced.

           On April 1, 2005, the Debtors filed their Third Omnibus Objection to Claims Filed Against the Debtors, objecting to proofs of claims comprised of landlord lease rejection damage claims. The hearing on the Third Omnibus Objection has been adjourned from time to time to allow the Debtors and landlords to negotiate resolution of the objections. By orders dated May 5, 2005, October 18, 2005 and November 21, 2005, the Bankruptcy Court granted the Third Omnibus Objection to Claims with respect to a majority of the proofs of claim identified therein.

           On November 1, 2005, the Debtors filed their Amended Fourth Omnibus Objection to Claims Filed Against the Debtors, objecting to proofs of claim comprised of: (i) duplicate claims, (ii) amended and superseded claims, (iii) late-filed claims, (iv) claims not reflected on the Debtors' books and records,
(v) misclassified claims and (vi) overstated claims. A hearing on the Fourth Omnibus Objection to Claims is scheduled for December 6, 2005.

           The Debtors are still conducting a comprehensive review and reconciliation of the claims filed against them, which includes identifying particular categories of proofs of claim that the Debtors should target for disallowance and expungement, reduction and allowance, or reclassification and allowance. The Debtors anticipate filing more omnibus claims objections after confirmation of the Plan.

R.   CASE INTEREST RATE AND EXCLUSIVITY

           By motion dated October 28, 2005, the Debtors sought an extension of their exclusivity periods pursuant to section 1121(d) of the Bankruptcy Code. On November 7, 2005, the Creditors' Committee objected to an extension and moved to terminate the exclusivity periods. The Creditors' Committee believed that the provision of postpetition interest at the federal judgment rate (i.e., 1.23%) was too low, and accordingly, sought leave to file a plan of reorganization providing for, among other things, a higher rate of postpetition interest. On November 10, 2005, the Bankruptcy Court conducted a hearing and, after considering arguments made by the parties, directed the Creditors' Committee and the Equity Committee to submit further briefing on the issue of whether the federal judgment rate was an appropriate rate of postpetition interest. On November 25, 2005, the Bankruptcy Court held a further hearing and, following the hearing, modified the Debtors' exclusivity periods to allow the Creditors' Committee and the Equity Committee to file plans of reorganization. The Bankruptcy Court reserved judgment, however, on whether the federal judgment rate was an appropriate rate of postpetition interest.

           After this ruling, the Debtors, the Creditors' Committee and the Equity Committee entered into negotiations, which resulted in the terms of a consensual plan of reorganization, including resolution of the dispute regarding the appropriate rate of postpetition interest. The Plan now provides postpetition interest rate for unsecured claims at 4.25% per annum. The Case Interest Rate has the unanimous support of the Creditors' Committee and the support of the following unsecured claim holders: Alpine Associates, Contrarian Capital Management LLC, and Liquidity Solutions, Inc. If Class 4 (General Unsecured Claims) votes against the Plan, the Debtors and the Equity Committee reserve their right to propose an interest rate that is lower than the Case Interest Rate.

                                      VII.

                       GOVERNANCE OF REORGANIZED FOOTSTAR

A.   BOARD OF DIRECTORS

           On the Effective Date, the management, control and operation of Reorganized Footstar and the Reorganized Debtors will become the general responsibility of the Boards of Directors of the Reorganized Footstar and the Reorganized Debtors, respectively. The Equity Committee will select (and is solely responsible for selecting) the initial directors of the Reorganized Debtors on and after the Effective Date; provided, however, the Chief Executive Officer of the Reorganized Debtors will be a member of the initial Board of Directors of Reorganized Footstar. Each of the members of such initial Boards of Directors shall serve in accordance with applicable nonbankruptcy law and the Reorganized Debtors' certificates of incorporation and by-laws.

B.   SENIOR MANAGEMENT

           Footstar plans to appoint Jeffrey A. Shepard as its new chief executive officer. Other members of senior management will be disclosed prior to the Confirmation Hearing.

                                      VIII.

                            OTHER ASPECTS OF THE PLAN

A.   VOTING OF CLAIMS AND INTERESTS

           Each holder of an allowed claim or equity interest in an impaired class that is entitled to vote on the Plan will be entitled to vote separately to accept or reject the Plan as provided in such order as is entered by the Bankruptcy Court establishing procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan, or any other order or orders of the Bankruptcy Court.

B.   DISTRIBUTIONS

           One of the key concepts under the Bankruptcy Code is that only claims and equity interests that are "allowed" may receive distributions under a chapter 11 plan. This term is used throughout the Plan and the descriptions below. In general, an "allowed" claim or "allowed" equity interest simply means that the Debtors agree, or if there is a dispute, that the Bankruptcy Court determines, that the claim or interest, and the amount thereof, is in fact a valid obligation of the Debtors.

           Any claim that is not a disputed claim and for which a proof of claim has been filed is an allowed claim. Any claim that has been listed by the Debtors in the Debtors' schedules of assets and liabilities, as may be amended from time to time, as liquidated in amount and not disputed or contingent is an allowed claim in the amount listed in the schedules unless an objection to such claim has been filed. If the holder of such claim files a proof of claim in an amount different than the amount set forth on the Debtor's schedules of assets and liabilities, the claim is an allowed claim for the lower of the amount set forth on the Debtor's schedules of assets and liabilities and on the proof of claim and a disputed claim for the difference. Any claim that has been listed in the Debtor's schedules of assets and liabilities as disputed, contingent or not liquidated and for which a proof of claim has been filed is a disputed claim. Any claim for which an objection has been timely interposed is a disputed claim. For an explanation of how disputed claims will be determined, see section VIII.B.2.

           An objection to any claim may be interposed by the Debtors or the Equity Committee within 90 days after the Confirmation Date or such later date as may be fixed by the Bankruptcy Court. Any claim for which an objection has been interposed will be an Allowed Claim if the objection is determined in favor of the holder of the claim pursuant to a final order of the Bankruptcy Court or as otherwise agreed to by the parties.

     1.   Timing and Conditions of Distributions

           a. Date of Distribution
              --------------------

           Except as otherwise provided for in the Plan, distribution on account of allowed claims will be made by the Disbursing Agent on the Effective Date or as soon thereafter as practicable. Disputed claims will be treated as set forth below.

     2.   Procedures for Treating Disputed Claims Under the Plan

           a. Disputed Claims
              ---------------

           A disputed claim is a claim that has not been allowed or disallowed pursuant to an agreement by the parties or an order of the Bankruptcy Court. In addition, all prepetition tort claims not previously allowed by the Bankruptcy Court are disputed claims. A claim for which a proof of claim has been filed but that is listed on the Debtors' schedules of assets and liabilities as unliquidated, disputed or contingent, and which has not yet been resolved by the parties or by the Bankruptcy Court, is a disputed claim. If a holder of a claim has filed a proof of claim that is inconsistent with the claim as listed on the Debtors' schedules of assets and liabilities, such claim is a disputed claim to the extent of the difference between the amount set forth in the proof of claim and the amount scheduled by the Debtors. Any claim for which the Debtors or any party in interest have interposed (or will interpose) a timely objection is a disputed claim.

           b. Objections to Claims
              --------------------

           On and after the Effective Date, the Reorganized Debtors will be entitled to object to all claims, including Administrative Expense Claims. Any objections to claims will be served and filed on or before 90 days after the Confirmation Date or such later date as may be fixed by the Bankruptcy Court. Any objections, if any, to the Debtor in Possession Credit Agreement Claims that arise prior to the date of the approval of the Disclosure Statement must be filed prior to the Confirmation Date.

           c. No Distributions Pending Allowance
              ----------------------------------

           If any portion of a claim is disputed, no payment or distribution provided under the Plan will be made on account of such disputed portion of such claim unless and until such disputed portion of such claim is allowed; provided, however, that the Debtors will make distributions on account of the non-disputed portion of any claim as set forth in Article IV of the Plan.

           d. Distributions After Allowance
              -----------------------------

           After the Effective Date, if a disputed General Unsecured Claim (or portion thereof) becomes allowed, the Disbursing Agent will pay the holder of that claim 20 days after the order allowing the disputed claim (or portion thereof) becomes a final order, or as soon thereafter as practicable, or such earlier date as agreed to by the Reorganized Debtors, in accordance with the provisions of the Plan. If a disputed claim is disallowed, the amount of property withheld by the Debtors on account of such disputed claim will be retained by the Reorganized Debtors.

           e. Distributions Relating to Allowed Insured Claims
              ------------------------------------------------

           Distributions made under the Plan in respect of claims for which the Debtors have insurance will be made in accordance with the provisions of any applicable insurance policy. Nothing contained in the Plan constitutes a waiver of any cause of action that the Debtors or the Reorganized Debtors may hold against any other entity, including insurers under any of the Debtors' or Reorganized Debtors' insurance policies.

           f. Minimum Distributions
              ---------------------

           Notwithstanding anything set forth in the Plan to the contrary, no distributions of Cash less than $50 is required to be made under the Plan to any holder of a claim unless a request for such payment is made in writing to the Disbursing Agent.

           g. Resolution of Claims
              --------------------

           On and after the Effective Date, the Reorganized Debtors will be allowed to compromise, settle or otherwise resolve any objections to claims (including Administrative Expense Claims) and compromise, settle or otherwise resolve any objections with respect to disputed claims without seeking approval from the Bankruptcy Court.

           h. Tort Claims
              -----------

           All tort claims are disputed claims. No distribution will be made on account of any tort claim unless and until such claim is liquidated and becomes an allowed claim. Any tort claim that has not yet been liquidated prior to the Effective Date and as to which a proof of claim was timely filed will be determined and liquidated in the administrative or judicial tribunal in which it is pending on the Effective Date or, if no action was pending on the Effective Date, in any administrative or judicial tribunal with appropriate jurisdiction. Any tort claim determined and liquidated (i) pursuant to a judgment obtained in accordance with section 7.03 and applicable nonbankruptcy law that is no longer appealable or subject to review, or (ii) in any alternative dispute resolution or similar proceeding as same may be approved by order of a court of competent jurisdiction, will be paid as follows: (A) to the extent such liquidated claim is, in whole or in part, an Insured Claim, the insured portion shall be paid by the applicable insurer pursuant to the provisions of Section 7.05 of the Plan and (B) to the extent any portion of such liquidated claim is not covered by any of the Debtors' insurance policies, such uninsured portion shall be deemed, to the extent applicable, an allowed General Unsecured Claim in Class 4 and treated in accordance with Section 4.04 of the Plan. Nothing in the Plan constitutes a waiver of any claim, right or cause of action that the Debtors or Reorganized Debtors may have against any person in connection with or arising out of any tort claim. Interest will not begin to accrue on any tort claim until such claim has been liquidated and allowed, as set forth in section 7.03 of the Plan.

C.   TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

     1.   Treatment in a Reorganization Transaction

           All executory contracts and unexpired leases, except for those expressly rejected or assumed and assigned to a third party by the Plan or by separate motion, are assumed pursuant to the Plan as of the Effective Date.

           The Plan provides for the Debtors to reject those executory contracts and unexpired leases specifically designated as a contract or lease to be rejected on Schedule 8.01(A) and 8.01(B) to the Plan. The Debtors will file
Schedule 8.01(A) and 8.01(B) in a supplement to the Plan prior to the Confirmation Hearing to approve the Plan. Any time prior to the Confirmation Date, the Debtors may amend Schedule 8.01(A) and 8.01(B). The Debtors will provide notice to the Equity Committee, the Creditors' Committee, the Postpetition Lenders and parties affected by any amendment to Schedule 8.01(A) and 8.01(B). Any contract or lease that has already been rejected pursuant to a final order of the Bankruptcy Court or by procedures authorized by the Bankruptcy Court or which is the subject of a separate motion to assume or reject such contract or lease filed prior to the filing of Schedule 8.01(A) or 8.01(B) will not be assumed pursuant to the Plan. Executory contracts and unexpired leases that are listed on Schedule 8.01(A) and 8.01(B) relating to the use or occupancy of real property are broadly defined to include related agreements or supplements and executory contracts or unexpired leases appurtenant to the premises. The treatment of these other agreements will be the same as for the underlying agreement (i.e., both will be assumed or both will be rejected) unless the Debtors specifically treat the other agreements separately in accordance with the provisions of the Plan.

     2.   Cure of Defaults

           Generally, if there has been a default (other than a default specified in section 365(b)(2) of the Bankruptcy Code) under an executory contract or unexpired lease, the debtor can assume the contract or lease only if the debtor cures the default. A condition to the assumption of an executory contract or unexpired lease is that any default under an executory contract or unexpired lease that is to be assumed pursuant to the Plan will be cured in a manner consistent with the Bankruptcy Code and as set forth in the Plan. Accordingly, except as may otherwise be agreed to by the parties, within 30 days after the Effective Date, the Reorganized Debtors shall pay all undisputed cure claims. All disputed defaults that are required to be cured shall be cured either within 30 days of the entry of a final order determining the amount, if any, of the Debtors' liability with respect to such cure claim, or as may otherwise be agreed to by the parties (in consultation with the Equity Committee).

     3.   Rejection Claims

           If an entity with a claim for damages arising from the rejection of an executory contract or unexpired lease under the Plan has not filed a proof of claim for such damages, that claim will be barred and will not be enforceable against the Debtors unless a proof of claim is filed with the Bankruptcy Court and served upon counsel for the Reorganized Debtors within 30 days after the later of (i) notice of entry of an order of the Bankruptcy Court approving the rejection of such executory contract or unexpired lease, (ii) notice of entry of the Confirmation Order and (iii) notice of an amendment to Schedule 8.01(A) or 8.01(B). All such claims not filed within such time will be forever barred from assertion against the Debtors and their estates, the Reorganized Debtors, their respective property and their respective successors or assigns.

D.   EXIT FACILITY

           The Debtors have obtained exit financing under the DIP Credit Agreement, which will be sufficient to pay administrative expenses and provide necessary working capital for operations after the Effective Date. The Debtors' post-Effective Date financing arrangement consists of a revolving credit facility with commitments, to be designated at the sole discretion of the Debtors, of up to $100 million. The Exit Facility will be secured by the same property as presently secures the DIP Facility portion of the DIP Credit Agreement.

E.   EFFECT OF CONFIRMATION

     1.   Vesting of Assets

           Upon the Effective Date, all property of the Debtors' estates will vest in the Reorganized Debtors free and clears all claims, liens, encumbrances, charges, and other interests, except as provided in the Plan. From and after the Effective Date, the Reorganized Debtors may operate their businesses and may use, acquire and dispose of property free of any restrictions of the Bankruptcy Code or the Bankruptcy Rules and in all respects as if there were no pending cases under any chapter or provision of the Bankruptcy Code, except as provided in the Plan.

     2.   Discharge of Claims

           The rights afforded to claimants and equity holders in the Plan, and the payments and distributions made thereby, will be in exchange for and in complete satisfaction, discharge and release of all existing debts and claims of any kind, nature or description whatsoever against the Debtors. All holders of existing claims against the Debtors will be enjoined from asserting against the Debtors, or any of their assets or properties, any other or further claim based upon any act or omission, transaction or other activity that occurred prior to the Effective Date, whether or not such holder has filed a proof of claim. In addition, on the Effective Date, each holder of a claim against the Debtors will be forever precluded and enjoined from prosecuting or asserting any discharged claim against the Debtors.

     3.   Exculpation

           The Plan exculpates the Debtors, the Postpetition Lenders, the Creditors' Committee and the Equity Committee, the ad hoc committee of equity interest holders and their respective agents for conduct relating to the prosecution of the chapter 11 cases. Specifically, the Plan provides that neither the Debtors, the Reorganized Debtors, the Creditors' Committee, the Equity Committee, the ad hoc committee of equity holders, or their respective members, officers, directors, employees, agents or professionals will have or incur any liability to any holder of any claim or equity interest for any act or omission in connection with or arising out of the chapter 11 cases, the preparation of this Disclosure Statement, the solicitation of votes in support of the Plan, the confirmation of the Plan, the consummation of the Plan or the administration of the Plan or property to be distributed under the Plan, except for willful misconduct or gross negligence. Notwithstanding anything set forth herein or in the Plan, nothing in the Plan shall be deemed to release or exculpate Deloitte & Touche in connection with claims arising out of or related to Deloitte & Touche's alleged failure to detect and/or disclose material weaknesses in internal controls, accounts payable reconciliation procedures, and write-offs of accounts payable for each of the fiscal years 1997 through 2002. The Plan does not limit the liability of the professionals of the Debtors, the Creditors' Committee, the Equity Committee or the Postpetition Lenders to their respective clients pursuant to DR 6-102 of the Code of Professional Responsibility.

F.   DERIVATIVE CLAIMS

           The Plan provides for the release of all derivative claims that the Debtors have against their officers and directors that are officers and directors as of the Confirmation Date. As discussed in section VI.J. above, the Debtors entered into the AIG Settlement with AIG and certain plaintiffs in respect of certain derivative actions brought by third parties on behalf of the Debtors against certain officers and directors of the Debtors. The AIG Settlement releases any and all claims that could be asserted by the Debtors against the Debtors' officers and directors, whether arising prepetition or postpetition, and based on any legal or equitable theory (whether contractual, common law, statutory or otherwise) against these individuals (i) in connection with Footstar's contemplated restatement of its financial statements for 1997-2002 and (ii) related to the derivative actions. The release is limited to claims that could be asserted by the Debtors and only applies to claims against such parties in their representative capacity. This release, however, is not intended and does not constitute a release of any claims for offset or any uninsured claims that Footstar and the other Releasing Parties (as defined in the AIG Settlement) have had or may have against any of the Released Parties (as defined in the AIG Settlement). The Debtors do not believe that they have any other derivative claims than those claims that were settled pursuant to the AIG Settlement.

G.   COMPENSATION AND RETENTION PROGRAMS

           Subject only to the occurrence of the Effective Date, the Compensation and Retention Program annexed as Exhibit A to the Plan will become effective without any further action by the Reorganized Debtors.

H.   EMPLOYMENT CONTRACTS

           Based upon an agreement with the Equity Committee, the employment contract annexed as Exhibit B to the Plan executed by Footstar and Jeffrey Shepard will become effective without any further action by the Reorganized Debtors, subject only to the occurrence of the Effective Date of the Plan (as may be amended from time to time). The Debtors filed as Exhibit C to the Plan forms of employment agreements for Vice Presidents and Senior Vice Presidents of Footstar. On November 29, 2005, each of these 17 Vice Presidents and Senior Vice Presidents executed their employment agreements. Based upon an agreement with the Equity Committee, the employment contracts executed by Footstar and each of the 17 Vice Presidents and Senior Vice Presidents will become effective without any further action by the Reorganized Debtors, subject only to the occurrence of the Effective Date of the Plan (as may be amended from time to time). Based upon an agreement with the Equity Committee, the 17 employment agreements include the compensation set forth in Exhibit A to the Plan (and supporting documentation delivered to and approved by the Equity Committee).

I.   REORGANIZED DIRECTOR STOCK PLAN

           Prior to the Effective Date, Footstar will adopt the Reorganized Director Stock Plan. On the Effective Date, the Reorganized Debtors will implement the Reorganized Director Stock Plan. The Reorganized Director Stock Plan will be an equity-based incentive program for the directors of the Reorganized Debtors pursuant to which such directors will receive shares of Reorganized Footstar's common stock. The terms of the Reorganized Director Stock Plan will be contained in the Plan Supplement.

J.   RETIREE BENEFITS

           On and after the Effective Date, pursuant to section 1129(a)(13) of the Bankruptcy Code, the Reorganized Debtors will continue to pay all retiree benefits of the Debtors (within the meaning of section 1114 of the Bankruptcy
Code), if any, at the level established in accordance with section 1114 of the Bankruptcy Code subject to any future right to amend, modify or discontinue such benefits. In Footstar's annual report on Form 10-K for the year ended January 1, 2005, which was filed with the Securities and Exchange Commission on September 29, 2005, Footstar estimated its total liability for postretirement benefits at January 1, 2005 to be approximately $27.9 million. Applicable financial accounting rules require Footstar to report its postretirement liabilities as if Footstar will not amend, modify or discontinue such benefits. If Footstar were to eliminate this benefit, its liability for post-termination periods would be approximately $750,000. Footstar has the unilateral right to terminate, modify, or amend the applicable plans. For 2005, Footstar estimates making payments of $1.5 million for postretirement benefit claims. The Debtors' projections currently anticipate paying approximately $1,250,000 annually in postretirement benefits through 2008. To the extent the plans are terminated prior to 2008, the amount payable thereunder may be substantially less.

K.   SURVIVAL OF CORPORATE REIMBURSEMENT OBLIGATIONS

           The obligations of the Debtors to defend, indemnify, reimburse or limit the liability of their directors, officers or employees who are directors, officers or employees, respectively, on or after the Confirmation Date, solely in their capacity as directors, officers or employees, against any claims or obligations pursuant to the Debtors' certificates of incorporation or by-laws, applicable state law or specific agreement, or any combination of the foregoing, will survive confirmation of the Plan, remain unaffected thereby and not be discharged irrespective of whether indemnification, defense, reimbursement or limitation is owed in connection with an event occurring before, on or after the Commencement Date.

L.   CERTIFICATE OF INCORPORATION OF REORGANIZED FOOTSTAR

           Reorganized Footstar's Certificate of Incorporation shall contain provisions restricting the direct or indirect transferability of the equity interests of Reorganized Footstar such that (i) no person or "entity" may acquire or accumulate 4.75% or more (as determined under tax law principles governing the application of section 382 of the Tax Code) of the equity interests of Footstar, (ii) no person or entity owning directly or indirectly (as determined under such tax law principles) on the Effective Date, after giving effect to the Plan, 4.75% or more of the equity interests of Footstar may acquire additional equity interests, and (iii) no person or "entity" owning 4.75% or more of Reorganized Footstar may dispose of more than a one percentage point interest in Reorganized Footstar in a single transaction or series of transactions or on a single day, subject, in each instance, to certain exceptions and limitations (including, without limitation, the right of the Board of Directors to waive such restrictions in its reasonable discretion and allowance for certain acquisitions without the need for prior Board of Directors approval, including, without limitation, qualified tender offers for all of Reorganized Footstar's stock). The foregoing restrictions will expire no later than December 31, 2008.

M.   VIOLATIONS OF THE TRADING ORDER

           Except as otherwise ordered by the Bankruptcy Court, in the event that any person or group of persons acquired Equity Interests in the Debtors or the Reorganized Debtors after March 16, 2004 in violation of the Trading Order and such person or group of persons, but for the application of the Trading Order or section 5.05 of the Plan, would be a "5% shareholder" (within the meaning of section 382 of the Tax Code and the Treasury Regulations promulgated thereunder) of Reorganized Footstar as a result of the implementation of the Plan, such person(s) (and, to the extent necessary, any other person whose ownership would be attributed to any such person for purposes of section 382 of the Tax Code) (herein referred to as the "purported holder") will not be entitled to retain its Equity Interest pursuant to the Trading Order and the Plan in excess of an amount that, in the reasonable determination of Reorganized Footstar, would not make such person or group of persons a 5% shareholder. Except as otherwise ordered by the Bankruptcy Court, Reorganized Footstar (or its designee) as agent (i) will use good faith efforts to sell, to the extent practicable (as determined by the agent), and will only sell for cash to a third-party that is unrelated to the Reorganized Debtors and the purported holder, any Equity Interests that the purported holder was not entitled to retain under section 5.05 of the Plan by reasons of the Trading Order and the provisions herein and (ii) following any such sale, shall distribute to the person (or persons on a proportionate basis) to the purported holder of such Equity Interest an amount equal to the lesser of (A) the sales proceeds in excess of the agent's expenses in connection with the sale and (B) the price paid by the purported holder for the sold Equity Interest. Any proceeds in excess of the expenses of sale and the amount distributable to the purported holder shall be paid to one or more charitable organizations exempt from tax under section 501(c)(3) of the Tax Code (as determined by the agent), and that is unrelated to Reorganized Footstar, the agent and the purported holder. The reasonable determinations of Reorganized Footstar (or its designee) under section 5.05 of the Plan regarding any amounts of Equity Interests that a purported holder is not permitted to retain will be final and binding. Any disputes under section 5.05 of the Plan will be resolved by the Bankruptcy Court.

N.   MISCELLANEOUS PROVISIONS

           The Plan contains provisions relating to the Disbursing Agent, delivery of distributions, avoidance actions, manner of payment, binding effect, retention of causes of action and reservation of rights, term of injunctions or stays, injunction against interference with the Plan, payment of statutory fees, dissolution of the Creditors' Committee and the Equity Committee, retention of jurisdiction by the Bankruptcy Court, expedited tax determinations, exemption from transfer taxes, severability, revocation and amendment of the Plan, governing law, waiver of conditions, failure of conditions, the Plan Supplement, binding effect and timing. For more information regarding this items, see the Plan attached hereto as Exhibit A.

                                      IX.

                        CERTAIN FACTORS TO BE CONSIDERED

A.   CERTAIN BANKRUPTCY CONSIDERATIONS

           Although the Debtors believe that the Plan will satisfy all requirements necessary for confirmation by the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will reach the same conclusion. Moreover, there can be no assurance that modifications of the Plan will not be required for confirmation or that such modifications would not necessitate the resolicitation of votes. In addition, although the Debtors believe that the Effective Date will occur on or before March 31, 2005, there can be no assurance as to such timing.

           The Bankruptcy Court may confirm the Plan if at least one impaired class votes to accept the Plan (with such acceptance being determined without including the vote of any "insider" in such class). Thus, for the Plan to be confirmed with respect to each Debtor, one impaired Class, among Class 2 (Secured Tax Claims), Class 4 (General Unsecured Claims) and Class 6 (Footstar Equity Interests) must vote to accept the Plan. As to each impaired class that has not accepted the Plan, the Plan may be confirmed if the Bankruptcy Court determines that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to these classes. The Debtors believe that the Plan satisfies these requirements. For more information, see section X below.

B.   RISKS RELATING TO THE RECOVERIES UNDER THE PLAN

     1.   Variances from Projections

           The projections included herein are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially include, but are not limited to, Footstar's ability to operate its business consistent with its business plan, comply with the covenants of its financing agreements, emerge from bankruptcy, attract and retain key executives and staffing at its licensed retail centers and respond to adverse regulatory actions taken by the federal government.

     2.   SEC Fine

           In connection with its investigation of Footstar relating to Footstar's need to restate its financial disclosures, the SEC may fine Footstar. Depending on the size and classification of this fine, the SEC's fine may affect the timing of distribution to holders of Class 4 claims and the value of Footstar Equity Interests.

C.   RISKS ASSOCIATED WITH THE BUSINESS

           Presently, Meldisco is Footstar's only continuing business and substantially all of the Debtors' continuing net sales and profits result from Meldisco's business relationship with Kmart. Kmart store closings during its bankruptcy and reduced traffic in the remaining Kmart stores has had, and continues to have, a negative effect on sales and profits of Meldisco. A continued decline in the Debtors' per store sales in Kmart stores will have a material adverse effect on the Debtors' net sales and profits. Although Kmart emerged from bankruptcy in May of 2003, there can be no assurance that Kmart's operations, or Meldisco's operations in Kmart footwear departments, will return to previous levels of sales or profitability.

           Aside from the risks associated with Kmart, the success of Footstar's business on a go-forward basis is subject to other risks. Additional discussion of additional risks related to the Company's business are set forth in greater detail in Footstar's 2004 Form 10-K, filed with the Securities and Exchange Commission on September 29, 2005. See the sections entitled: "Risk Factors." Such risks include: (i) Footstar's ability to maintain internal controls over financial reporting; (ii) a more rapid decline in sales; (iii) the highly competitive nature of the family footwear industry, of which Meldisco is a part;
(iv) dependency on seasonal weather conditions; (v) an inability to keep up with ever-changing fashion trends and (vi) risks associated with Footstar's importation of footwear and related accessories from foreign countries.

                                       X.

                            CONFIRMATION OF THE PLAN

A.   CONFIRMATION HEARING

           Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after appropriate notice, to hold a hearing on confirmation of a plan of reorganization. The confirmation hearing is scheduled for [ ] Eastern Time, on [ ], before the Honorable Adlai S. Hardin, 300 Quarropas Street, White Plains, NY. The confirmation hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the confirmation hearing or any subsequent adjourned confirmation hearing.

           Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of a plan of reorganization. Any objection to confirmation of the Plan must be in writing, must conform to the Federal Rules of Bankruptcy Procedure, must set forth the name of the objector, the nature and amount of claims or interests held or asserted by the objector against the particular Debtor or Debtors, the basis for the objection and the specific grounds therefor, and must be filed with the Bankruptcy Court, with a copy to Chambers, together with proof of service thereof, and served upon and received no later than [ ] Eastern Time on [ ] by (i) Footstar, Inc., 933 MacArthur Boulevard, Mahwah, New Jersey 07430 (Attn: Maureen Richards, Senior Vice-President and General Counsel); (ii) Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153 (Attn: Martin J. Bienenstock, Esq. and Paul M. Basta, Esq.); (iii) the Office of the United States Trustee for the Southern District of New York, 33 Whitehall Street, 21st Floor, New York, New York 10004 (Attn: Richard Morrissey, Esq.); (iv) Bingham McCutchen LLP, 399 Park Avenue, New York, New York 10022 (Attn: Tina Brozman, Esq. and Robert Barry, Esq.); (v) Kronish Lieb Weiner & Hellman LLP, 1114 Avenue of the Americas, New York, New York 10036 (Attn: Jay Indyke, Esq. and Richard Kanowitz, Esq.), and (vi) Kramer Levin Naftalis & Frankel, 1177 Avenue of the Americas, New York, New York 10036 (Attn: David Feldman, Esq. and Matthew Williams, Esq.).

UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

B.   GENERAL REQUIREMENTS OF SECTION 1129

           At the confirmation hearing, the Bankruptcy Court will determine whether the following confirmation requirements specified in section 1129 of the Bankruptcy Code have been satisfied.

     1.   The Plan complies with the applicable provisions of the Bankruptcy
          Code.

     2. The Debtors have complied with the applicable provisions of the Bankruptcy Code.

     3. The Plan has been proposed in good faith and not by any means proscribed by law.

     4. Any payment made or promised by the Debtors or by a person issuing securities or acquiring property under the Plan for services or for costs and expenses in, or in connection with, the chapter 11 cases, or in connection with the Plan and incident to the chapter 11 cases, has been disclosed to the Bankruptcy Court, and any such payment made before the confirmation of the Plan is reasonable or if such payment is to be fixed after confirmation of the Plan, such payment is subject to the approval of the Bankruptcy Court as reasonable.

     5. The Debtors have disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the Plan, as a director, officer or voting trustee of the Debtors, affiliates of the Debtors participating in the Plan with the Debtors, or a successor to the Debtors under the Plan, and the appointment to, or continuance in, such office of such individual is consistent with the interests of creditors and equity holders and with public policy, and the Debtors have disclosed the identity of any insider that will be employed or retained by the Debtors, and the nature of any compensation for such insider.

     6. With respect to each class of claims or equity interests, each holder of an impaired claim or impaired equity interest either has accepted the Plan or will receive or retain under the Plan on account of such holder's claim or equity interest, property of a value, as of the Effective Date, that is not less than the amount such holder would receive or retain if the Debtors were liquidated on the Effective Date under chapter 7 of the Bankruptcy Code. See discussion of "Best Interests Test" below.

     7. Unless the Plan meets the requirements of section 1129(b) of the Bankruptcy Code (discussed below), each class of claims or equity interests has either accepted the Plan or is not impaired under the Plan.

     8. Unless the holder of a particular claim has agreed to a different treatment of such claim, the Plan provides that allowed undisputed Administrative Expense and Allowed Other Priority Claims will be paid in full on the Effective Date and that Allowed Priority Tax Claims will receive on account of such claims deferred Cash payments, over a period not exceeding six (6) years after the date of assessment of such claims, of a value, as of the Effective Date, equal to the allowed amount of such claims.

     9. At least one class of impaired claims has accepted the Plan, determined without including any acceptance of the Plan by any insider holding a claim in such class.

     10. Confirmation of the Plan is not likely to be followed by the liquidation or the need for further of financial reorganization of the Debtors or any successor to the Debtors under the Plan, unless such liquidation or reorganization is proposed in the Plan. See discussion of "Feasibility" below.

     11. The Plan provides for the continuation after the Effective Date of payment of all retiree benefits (as defined in section 1114 of the Bankruptcy Code), at the level established pursuant to subsection 1114(e)(1)(B) or 1114(g) of the Bankruptcy Code at any time prior to confirmation of the Plan, for the duration of the period the Debtors have obligated themselves to provide such benefits.

C.   BEST INTERESTS TESTS/LIQUIDATION ANALYSIS

           As described above, section 1129(a)(7)(A) of the Bankruptcy Code requires that each holder of an impaired claim or equity interests either (i) accept the Plan or (ii) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the value such holder would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code.

           As stated in Section II, the Debtors will pay all creditors in full with interest. Since the Plan provides for such payment and equity interests will be unaltered, the amount proposed to be paid cannot be less than the amount creditors and stakeholders would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code. Accordingly, no liquidation analysis is necessary.

D.   FEASIBILITY

           The Bankruptcy Code requires that a debtor demonstrate that confirmation of a plan is not likely to be followed by liquidation or the need for further financial reorganization. For purposes of determining whether the Plan meets this requirement, the Debtors have analyzed their ability to meet their obligations under the Plan. As part of this analysis, the Debtors have prepared projections described in section IV above. Based upon such projections, the Debtors believe that they will be able to make all payments required pursuant to the Plan, and therefore, that confirmation of the Plan is not likely to be followed by liquidation or the need for further reorganization. Although the Debtors' Kmart business will be wound down in 2008, the Debtors will have other assets (including, but not limited to, real estate and trademarks) that may enable them to continue in business on and after 2008. In the event that this is not the case, the Reorganized Debtors will likely sell its remaining assets, dissolve the enterprise and make a final distribution to shareholders.

E.   SECTION 1129(B)

           The Bankruptcy Court may confirm a plan of reorganization over the rejection or deemed rejection of the plan of reorganization by a class of claims or equity interests if the plan of reorganization "does not discriminate unfairly" and is "fair and equitable" with respect to such class.

     1.   No Unfair Discrimination.

           This test applies to classes of claims or equity interests that are of equal priority and are receiving different treatment under the Plan. The test does not require that the treatment be the same or equivalent, but that such treatment be "fair."

     2.   Fair and Equitable Test.

           This test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims receive more than 100% of the allowed amount of the claims in such class. As to the dissenting class, the test sets different standards, depending on the type of claims or interests in such class. In order to demonstrate that a plan is fair and equitable, the plan proponent must demonstrate:

     o Secured Creditors. Each holder of an secured claim either (i) retains its liens on the property, to the extent of the allowed amount of its secured claim and receives deferred Cash payments having a value, as of the effective date, of at least the allowed amount of such claim, or (ii) has the right to credit bid the amount of its claim if its property is sold and retains its liens on the proceeds of the sale (or if sold, on the proceeds thereof) or (iii) receives the "indubitable equivalent" of its allowed secured claim.

     o Unsecured Creditors. Either (i) each holder of an impaired unsecured claim receives or retains under the plan property of a value equal to the amount of its allowed claim or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the plan.

     o Equity Interests. Either (i) each holder of an equity interest will receive or retain under the plan property of a value equal to the greatest of the fixed liquidation preference to which such holder is entitled, the fixed redemption price to which such holder is entitled or the value of the interest or (ii) the holder of an interest that is junior to the non-accepting class will not receive or retain any property under the plan.

           The Debtors believe the Plan will satisfy the "fair and equitable" requirement because of the following: (i) the claims in Class 4 (General Unsecured Claims) will receive 100% of their allowed claims (plus interest at the Case Interest Rate); (ii) the claims in Class 5 (Subordinated Claims) will be satisfied by the proceeds from the AIG Settlement; (iii) the interests in Class 6 (Footstar Equity Interests) will remain unaltered except by a certain restriction on trading certain shares contained in Reorganized Footstar's charter and (iv) the interests in Class 7 (Subsidiary Equity Interests) will remain unaltered unless by order of the Bankruptcy Court.

                                       XI.

           ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THIS PLAN

A.   LIQUIDATION UNDER CHAPTER 7

           If no chapter 11 plan can be confirmed, the chapter 11 cases may be converted to cases under chapter 7 of the Bankruptcy Code in which a trustee would be elected or appointed to liquidate the assets of the Debtors for distribution in accordance with the priorities established by the Bankruptcy Code. A discussion of the effect that a chapter 7 liquidation would have on the recoveries of holders of Claims is set forth in section X.D of this Disclosure Statement. The Debtors believe that liquidation under chapter 7 would result in smaller distributions being made to holders of general unsecured claims and no distributions to equity holders than those provided for in the Plan because (a) the likelihood that other assets of the Debtors would have to be sold or otherwise disposed of in a less orderly fashion, (b) additional administrative expenses attendant to the appointment of a trustee and the trustee's employment of attorneys and other professionals and (c) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtors' operations.

B.   ALTERNATIVE PLAN OF REORGANIZATION

           If the Plan is not confirmed, the Debtors or any other party in interest (if the Debtors' exclusive period in which to file a plan of reorganization has expired) could attempt to formulate a different plan of reorganization. Such a plan might involve either a reorganization and continuation of the Debtors' business or an orderly liquidation of the Debtors' assets under chapter 11. The Debtors have concluded that the Plan enables creditors and equity holders to realize the most value under the circumstances. In a liquidation under chapter 11, the Debtors would still incur the expenses associated with closing or transferring to new operation at numerous store locations. The process would be carried out in a more orderly fashion over a greater period of time. Further, if a trustee were not appointed, because such appointment in not required in a chapter 11 case, the expenses for professional fees would most likely be lower than those incurred in a chapter 7 case. Although preferable to a chapter 7 liquidation, the Debtors believe that liquidation under chapter 11 is a much less attractive alternative to creditors and equity holders than the Plan because of the greater return provided by the Plan.

                                      XII.

                             SECURITIES LAWS MATTERS

           The Debtors do not believe that any new securities are being issued under the Plan. Holders of Footstar Equity Interests and Subsidiary Equity Interests will continue to hold the same securities after the Effective Date as they held immediately prior to the Effective Date.

           As disclosed in Exhibit A to the Plan, shares of restricted common stock of Reorganized Footstar (the "Management Shares") will be issued to certain senior officers of Reorganized Footstar. The Debtors believe that the Management Shares will be exempt from the registration requirements of the Securities Act, pursuant to Section 4(2) of the Securities Act, as transactions by an issuer not involving any public offering, and equivalent exemptions in state securities laws.

                                      XIII.

               CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

A.   INTRODUCTION

           The following discussion summarizes certain U.S. federal income tax consequences of the implementation of the Plan to the Debtors and to certain holders of claims and equity interests. This discussion does not address the federal income tax consequences to holders of unimpaired claims (e.g., Priority Tax Claims, Other Priority Claims or Other Secured Claims) or Secured Tax Claims.

           The summary is based on the Internal Revenue Code of 1986, as amended (the "Tax Code"), Treasury regulations promulgated thereunder, judicial decisions, and published administrative rules and pronouncements of the Internal Revenue Service (the "IRS"), all as in effect on the date hereof. Changes in such rules or new interpretations thereof may have retroactive effect and could significantly affect the federal income tax consequences described below. The federal income tax consequences are subject to certain uncertainties. The Debtors have not requested a ruling from the IRS or an opinion of counsel with respect to any of the tax aspects of the Plan. Thus, no assurance can be given as to the interpretation that the IRS will adopt. In addition, this summary does not address foreign, state or local tax consequences of the Plan, nor does it purport to address the federal income tax consequences of the Plan to special classes of taxpayers (such as foreign taxpayers, broker-dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, tax-exempt organizations, persons holding a claim as part of a hedging, integrated constructive sale or straddle, and investors in pass-through entities).

           This discussion also assumes that the various debt and other arrangements to which the Debtors are a party are, and will be, respected for federal income tax purposes in accordance with their form.

           ACCORDINGLY, THE FOLLOWING SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF A CLAIM OR A FOOTSTAR EQUITY INTEREST.

           IRS CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, HOLDERS OF CLAIMS AND FOOTSTAR EQUITY INTERESTS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS DISCLOSURE STATEMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY HOLDERS OF CLAIMS OR FOOTSTAR EQUITY INTERESTS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE DEBTORS OF THE TRANSACTIONS OR MATTERS.

B.   CONSEQUENCES TO THE DEBTORS

           For federal income tax purposes, the Debtors are members of an affiliated group of corporations of which Footstar is the common parent (the "Footstar Group"), and join in the filing of a consolidated federal income tax return. The Footstar Group reported consolidated net operating loss ("NOL") carryforwards for federal income tax purposes of approximately $131 million as of the end of taxable year 2003. In addition, the Footstar Group expects to report additional losses with respect to the taxable year 2004. Prior to July 2005, each of the Footstar's Shoemart Subsidiaries filed its own federal income tax return. The Shoemart Subsidiaries had little or no NOL carryforwards through the taxable year 2003 and certain of the Shoemart Subsidiaries incurred an operating loss for the taxable year 2004, all or a portion of which are expected to be carried back to obtain a refund of prior year taxes. On July 2, 2005, the Shoemart Subsidiaries joined the Footstar Group as a result of the Kmart Settlement. The amount of any NOL carryforwards of the Footstar Group, and the potential application of any limitations (whether new or existing) with respect to the use of such amounts, are estimates and remain subject to audit and adjustment by the IRS.

           As discussed below, the Debtors do not expect the implementation of the Plan to significantly affect the amount of the Reorganized Debtors' NOL carryforwards and other tax attributes (including current year losses), or the Reorganized Debtors' ability to utilize such tax attributes in the future. Nevertheless, it is possible that subsequent transactions in respect of the stock of Reorganized Footstar (including certain direct and indirect transfers of the stock) could result in the imposition of limitations on the Reorganized Debtor's ability to utilize such tax attributes against future income.

     1.   Cancellation of Debt

           In general, the Tax Code provides that a debtor in a bankruptcy case must reduce certain of its tax attributes - such as NOL carryforwards, current year NOLs, tax credits and tax basis in assets - by the amount of any cancellation of debt ("COD"). Where the debtor joins in the filing of a consolidated federal income tax return, Treasury Regulations require, in certain circumstances, that the tax attributes of the consolidated subsidiaries of the debtor and other members of the group also be reduced. COD is the amount by which the indebtedness discharged (reduced by any unamortized discount) exceeds any consideration given in exchange therefor. Certain statutory or judicial exceptions can apply to limit the amount of COD (such as where the payment of the cancelled debt would have given rise to a tax deduction).

           Because the Plan contemplates the payment in full of all claims, either on the Effective Date or over time, the Debtors do not anticipate incurring a significant amount of COD, if any. To the extent any COD is incurred, any reduction in tax attributes would not occur for federal income tax purposes until after the Debtors' tax liability for the taxable year in which the COD is incurred is otherwise determined.

     2.   Limitations on NOL Carryforwards and Other Tax Attributes

           The Tax Code imposes limitations on a corporation's use of NOLs and similar attributes where there has been significant shifting in ownership of the corporation. Although the Debtors do not expect implementation of the Plan to result in the application of these limitations on the Reorganized Debtors' ability to utilize their NOL carryforwards and other tax attributes (including current year losses) to offset future taxable income, it is possible that subsequent changes in the stock ownership of Reorganized Footstar following the Effective Date could result in the imposition of limitations on the Reorganized Debtors' ability to utilize such tax attributes.

           Under section 382 of the Tax Code, if a corporation undergoes an "ownership change," the amount of the corporation's loss and tax credit carryforwards as well as certain other tax attributes (including current year losses) allocable to periods prior to the ownership change (collectively, "pre-change losses") that may be utilized to offset future taxable income generally is subject to an annual limitation. Such limitation also may apply to certain losses or deductions which are "built-in" (i.e., attributable to periods prior to the ownership change but not yet taken into account for tax purposes) as of the date of the change that are subsequently recognized.

           A loss corporation generally undergoes an ownership change if the percentage of stock of the corporation owned by one or more 5% shareholders has increased by more than 50 percentage points over a three-year period (with certain groups of less-than-5% shareholders treated as a single shareholder for this purpose). Although the Debtors do not believe that the Footstar Group has undergone an "ownership change" to date or that the implementation of the Plan (even when combined with prior events) would result in an "ownership change," there will have been a substantial change in the stock ownership of the Footstar Group over the relevant three-year period as of the Effective Date. Accordingly, subsequent changes in Reorganized Footstar's stock ownership, depending on the magnitude--including the purchase or sale of common stock by 5% shareholders, changes in the indirect beneficial ownership of such stock, and issuances or redemptions of common stock --could, either alone or taken together with prior changes in its stock ownership, result in an "ownership change" that would trigger the imposition of limitations under section 382.

           Prior to the Effective Date, the Trading Order will remain operative. The Trading Order imposes certain notification requirements and restrictions upon the acquisition or disposition of Footstar common stock by persons or "entities" who are, or would become, "Owners" (as such terms are defined in the Trading Order) of 5% or more of Footstar common stock. In addition, Reorganized Footstar's Certificate of Incorporation will contain provisions restricting certain direct or indirect transfer of the equity interests of Reorganized Footstar through December 31, 2008. See Section 9.04 in the Plan.

           a. General Section 382 Annual Limitation
              -------------------------------------

           In general, the amount of the annual limitation to which a corporation (or a consolidated group) that undergoes an ownership change would be subject is equal to the product of (i) the fair market value of the stock of the corporation (or, in the case of a consolidated group, the parent corporation) immediately before the ownership change (with certain adjustments) multiplied by (ii) the "long-term tax-exempt rate" in effect for the month in which the ownership change occurs (4.40% for ownership changes occurring during December 2005). A modified annual limitation applies when a corporation (or consolidated group) that is in bankruptcy undergoes an ownership change, but only when the change occurs pursuant to a confirmed plan. Accordingly, the modified limitation would not be applicable to the Footstar Group in the event of a later ownership change.

           Any unused limitation may be carried forward, thereby increasing the annual limitation in the subsequent taxable year. However, if the corporation (or the consolidated group) does not continue its historic business or use a significant portion of its assets in a new business for two years after the ownership change, the annual limitation resulting from the ownership change is zero.

           b. Built-In Gains and Losses
              -------------------------

           As indicated above, section 382 can operate to limit the deductibility of built-in losses recognized subsequent to the date of the ownership change. If a loss corporation (or consolidated group) has a net unrealized built-in loss at the time of an ownership change (taking into account most assets and items of "built-in" income and deduction), then any built-in losses recognized during the following five years (up to the amount of the original net built-in loss) generally will be treated as part of the pre-change losses subject to the annual limitation. Conversely, if the loss corporation (or consolidated group) has a net unrealized built-in gain at the time of an ownership change, any built-in gains recognized during the following five years (up to the amount of the original net built-in gain) generally will increase the annual limitation in the year recognized, such that the loss corporation (or consolidated group) would be permitted to use its pre-change losses against such built-in gain income in addition to its regular annual allowance. Although the rule applicable to net unrealized built-in losses generally applies to consolidated groups on a consolidated basis, certain corporations that joined the consolidated group within the preceding five years may not be able to be taken into account in the group computation of net unrealized built-in loss. Such corporations would nevertheless still be taken into account in determining whether the consolidated group has a net unrealized built-in gain. In general, a loss corporation's (or consolidated group's) net unrealized built-in gain or loss will be deemed to be zero unless it is greater than the lesser of (i) $10 million or (ii) 15% of the fair market value of its assets (with certain adjustments) before the ownership change.

     3.   Alternative Minimum Tax

           In general, a federal alternative minimum tax ("AMT") is imposed on a corporation's alternative minimum taxable income at a 20% rate to the extent that such tax exceeds the corporation's regular federal income tax. For purposes of computing taxable income for AMT purposes, certain tax deductions and other beneficial allowances are modified or eliminated. In particular, even though a corporation otherwise might be able to offset all of its taxable income for regular tax purposes by available NOL carryforwards, only 90% of a corporation's taxable income for AMT purposes may be offset by available NOL carryforwards (as computed for AMT purposes).

           In addition, if a corporation (or consolidated group) undergoes an "ownership change" within the meaning of section 382 of the Tax Code and is in a net unrealized built-in loss position on the date of the ownership change, the corporation's (or group's) aggregate tax basis in its assets would be reduced for certain AMT purposes to reflect the fair market value of such assets as of the change date. As discussed above, the Debtors do not believe that the Footstar Group has undergone an "ownership change" to date or that implementation of the Plan would result in an "ownership change;" nevertheless, the Footstar Group will have undergone a substantial change in its stock ownership within the meaning of section 382 as of Effective Date. As a result, Reorganized Footstar's Certificate of Incorporation will contain certain stock transfer restrictions. See Section 9.04 of the Plan.

           Any AMT that a corporation pays generally will be allowed as a nonrefundable credit against its regular federal income tax liability in any future taxable year when the corporation is no longer subject to the AMT and otherwise becomes subject to regular tax.

     4.   Implementation of Reorganization Transactions

           In connection with the implementation of the Plan, the Debtors may, in their discretion, merge, dissolve, or consolidate any of the Debtors or otherwise transfer assets between or among the Debtors. The Debtors intend to so merge or dissolve certain subsidiaries pursuant to the Plan. However, they do not anticipate such mergers or dissolutions to have material adverse tax consequences to the Debtors.

C.   CONSEQUENCES TO HOLDERS OF GENERAL UNSECURED CLAIMS

           Pursuant to the Plan, holders of General Unsecured Claims will be paid in full in Cash in an amount equal to the allowed amount of their claims, plus postpetition interest through the Distribution Date at the Case Interest Rate (if the holders vote to accept the Plan), or possibly at a lower rate determined by the Debtors and the Equity Committee (if the holders vote to reject the Plan), in full and complete satisfaction of their claims.

           In general, each holder of an allowed General Unsecured Claim will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received by the holder in satisfaction of its claim (other than any claim for accrued but unpaid interest) and (ii) the holder's adjusted tax basis in its claim (other than any claim for accrued but unpaid interest).

           Where gain or loss is recognized by a holder, the character of such gain or loss as long-term or short-term capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the holder, whether the claim constitutes a capital asset in the hands of the holder and how long it has been held, and whether and to what extent the holder previously had claimed a bad debt deduction. A holder of an allowed claim which purchased its claim from a prior holder at a market discount may be subject to the market discount rules of the Tax Code. Under those rules, assuming that the holder has made no election to amortize the market discount into income on a current basis with respect to any market discount instrument, any gain recognized by a holder in respect of its claim subject to a de minimis rule) generally would be characterized as ordinary income to the extent of the accrued market discount on such claim.

           To the extent that an amount received by a holder of an allowed General Unsecured Claim is received in satisfaction of accrued interest during its holding period, such amount will generally be taxable to the holder as interest income (if not previously included in the holder's gross income). Conversely, a holder generally will be entitled to a deductible loss to the extent that any accrued interest claimed was previously included in its gross income and is not paid in full. Each holder is urged to consult its tax advisor regarding the allocation of consideration and the deductibility of unpaid interest for federal income tax purposes.

D.   CONSEQUENCES TO HOLDERS OF SUBORDINATED CLAIMS

           Pursuant to the Plan, holders of Subordinated Claims will receive the proceeds of the AIG Settlement in full and complete satisfaction of their claims. The federal income tax consequences of the treatment of Subordinated Claims (which includes claims for asserted violations of the securities law) are complex and depend, in part, upon whether the holder continues to hold the debt or equity underlying such holder's securities' law claim and whether the holder of such claim is the original holder thereof. Each holder of a Subordinated Claim is urged to consult its tax advisor regarding the tax consequences of the treatment of its claim and the treatment of its receipt of payments under the Plan.

E.   CONSEQUENCES TO HOLDERS OF FOOTSTAR EQUITY INTERESTS

           The amendment of the Reorganized Footstar's Certificate of Incorporation pursuant to the Plan should constitute a tax-free "recapitalization" of the common stock of Footstar for U.S. federal income tax purposes. Accordingly, no holder of Footstar common stock should recognize any gain or loss upon implementation of the Plan, each holder's tax basis in its recapitalized shares will not change, and the holding period will include the holder's holding period for the Footstar's Equity Interest from the date it was originally acquired.

F.   INFORMATION REPORTING AND WITHHOLDING

           All distributions to holders of claims and equity interests under the Plan are subject to any applicable withholding, including employment tax withholding. Under federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to "backup withholding" at the then applicable rate (currently 28%). Backup withholding generally applies if the holder (i) fails to furnish its social security number or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) fails properly to report interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is a United States person that is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is supplied to the IRS. Certain persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions.

           Treasury regulations generally require disclosure by a taxpayer on its federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, the following: (1) certain transactions that result in the taxpayer's claiming a loss in excess of specified thresholds; and (2) certain transactions in which the taxpayer's book-tax differences exceed a specified threshold in any tax year. These categories are very broad; however, there are numerous exceptions. Holders are urged to consult their tax advisors regarding these regulations and whether the transactions contemplated by the Plan would be subject to these regulations and require disclosure on the holders' tax returns.

           THE FOREGOING SUMMARY HAS BEEN PROVIDED FOR INFORMATIONAL PURPOSES ONLY. ALL HOLDERS OF CLAIMS AND EQUITY INTERESTS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES APPLICABLE UNDER THE PLAN.

                                      XIV.

                                   CONCLUSION

           The Debtors believe the Plan is in the best interests of all creditors and equity holders and urges the holders of impaired claims in Class 2 (Secured Tax Claims) and Class 4 (General Unsecured Claims) and the impaired interests in Class 6 (Footstar Equity Interests) to vote to accept the Plan and to evidence such acceptance by returning their Ballots.


Dated:   New York, New York
         November 30, 2005

                                          Respectfully submitted,

                                          By: /s/ Maureen Richards
                                             -----------------------------------
                                             Name:  Maureen Richards
                                             Title: Senior Vice-President and
                                                    General Counsel

 Counsel:

Martin J. Bienenstock, Esq. (MB 3001)
Paul M. Basta, Esq. (PB 4434)

WEIL, GOTSHAL & MANGES LLP
767 Fifth Avenue
New York, New York 10153
Telephone: (212) 310-8000
Facsimile: (212) 310-8007

Attorneys for Debtors and
    Debtors in Possession

                                                                       EXHIBIT B

FINANCIAL PROJECTIONS: 2006-2008
---------------------------------------------------------------------------------------------------------------------
Financial projections for Footstar
---------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT ($ MILLION)                                       2006               2007               2008
----------------------------                                       ----               ----               ----

Same Store Sales (Shoemart)                                        -3.0%              -3.0%              -3.0%
Store Closings (Shoemart)                                           (100)              (100)              (100)

Sales                                                              625.6              562.4              503.4
Gross Margin                                                       187.5              171.5              151.0
SG&A                                                               156.2              144.2              132.0
Bankruptcy Related Expenses (a)                                      2.5                  -                  -
Depreciation/Amortization                                            9.3                8.8                7.9
                                                            -------------      -----------------  -----------------
Operating Profit                                                    19.5               18.5               11.1
                                                            -------------      -----------------  -----------------
Interest                                                             0.2                0.2                0.2
Earnings before Taxes                                               19.3               18.3               10.9
Taxes (b)                                                            1.4                1.3                0.8
                                                            -------------      -------------      -------------
Net Income                                                          17.9               17.0               10.1
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT (%)                                                2006               2007               2008
--------------------                                                ----               ----               ----

Gross Margin                                                       30.0%              30.5%              30.0%
SG&A                                                               25.0%              25.6%              26.2%
Operating Profit                                                    3.1%               3.3%               2.2%
Net Income                                                          2.9%               3.0%               2.0%
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
BALANCE SHEET                                                      2006               2007               2008
-------------                                                      ----               ----               ----

Accounts Receivable                                                 14.5               13.6               12.3
Inventory                                                           89.6               80.9               54.0
Merchandise Payables                                                46.2               45.7               20.2
Net Working Capital (Excluding Cash)                                57.8               48.7               46.0
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
FREE CASH FLOW CALCULATION:                                        2006               2007               2008 (c)
---------------------------                                        ----               ----               --------
Net Income                                                          17.9               17.0               10.1
Add: Depreciation/Amortization                                       9.3                8.8                7.9
Less: Capex                                                          3.0                3.0                3.0
Less:  Capital Payout for Closed Stores                              1.1                1.1                1.1
Less:  Cure Claim                                                      -                  -                  -
Add: Net Working Capital Changes (d)                                 3.3                9.1                2.7
                                                            -----------------  -----------------  -------------------
Free Cash Flow                                                      26.4               30.8               16.7
---------------------------------------------------------------------------------------------------------------------

NOTES TO PROJECTIONS:
---------------------

(a) This model includes projected expenses through February 2006, if emergence is delayed this cost will increase.

(b) This model assumes a 7% combined federal and state tax rate utilizing the NOL in 2006-2008, the loss of NOL would result in substantially higher taxes.

(c) The projections do not include the proceeds from the sales of inventory, trademarks, corporate office building, and other wind down events at the end of 2008.

(d)  This model assumes prepaids/accrued are flat year to year.

(e)  The model includes projected 2005 year-end balances as follows:

       -------------------------------------- -------------------------
       ($ Million)
       Cash                                         $163.1
       Accounts Receivable                            16.3
       Inventory                                      99.2
       Merchandise Payable                            54.4
       -------------------------------------- -------------------------

OTHER DISCLOSURE:
-----------------

Revenues: The projections are based upon assumptions of -3% comparable-store sales and 100 store closings per year in 2006 - 2008. Each +/-1% in comparable sales performance results in approximately $36 million in cumulative sales from 2006 - 2008.

Tax Refund: Footstar will be filing amended tax returns requesting tax refunds of approximately $17 million to $18 million. These estimated refunds are included on the July 2, 2005 balance sheet as an asset. It is expected that the refund filings will be completed by year-end 2005 and that the refunds will be received during 2006. While Footstar and its advisors believe that they are entitled to these refunds, there can be no assurance as to the timing or determination the IRS or state and local tax authorities will make in this regard. The refunds would not be included in the three year operating cash flow projections.

Severance Costs: These projections do not include severance and other related personnel costs that would be paid if, upon expiration of the Kmart Agreement, Reorganized Footstar ceases to operate as a going concern. The maximum amount of these costs are approximately $29.4 million, which figure includes, among other things, payouts under the Debtors' senior executive retirement benefit plan.

Net Operating Loss Carry-forwards (NOLs): Footstar has approximately $164 million of tax loss carry-forwards on January 1, 2005, which will be available to reduce future taxable income. At the end of the projection period (i.e., year-end 2008), the NOL is not expected to significantly change as the projected future taxable income will be offset by real estate rejection claims and certain other costs which were accrued in prior years will be taken for tax purposes when paid. The utilization of the NOLs may be subject to change of control limitations as codified in Section 382 of the Internal Revenue Code. Footstar will seek to implement certain charter restrictions to attempt to minimize the occurrence of change in control limitations, although there can be no assurance that a change in control will not occur. For a more detailed discussion of Footstar's NOLs, please see section XIII of the Disclosure Statement, entitled "Certain Federal Income Tax Consequences of the Plan."

Trademarks: Under the terms of the settlement with Kmart, Footstar retains full ownership of its trademarks (including but not limited to Thom McAn , Cobbie Cuddlers, Texas Steer and Safetrax). The company includes royalty costs as part of cost of goods for all items that utilize these company-owned trademarks and offsets these costs as part of the corporate financial statement consolidation. The book value of these trademarks was $10.3 million as of July 2, 2005.

Corporate Office Building: Footstar retains ownership of a 129,000 square foot corporate office building in Mahwah, NJ. In October 2004, Footstar engaged an outside firm to conduct an appraisal of the property, which reflected a market value of $20.6 million, and an orderly liquidation value of $13.0 million. Although Footstar received a preliminary expression of interest from a buyer at a price of $17 million, Footstar is not pursuing a sale of the building at this time. As of August 2005, the balance owed on the mortgage, including accrued interest totaled approximately $8.2 million. A pre-payment penalty, as stipulated in the mortgage note, is required if the mortgage is terminated prior to maturity in May 2010. The pre-payment penalty is estimated at approximately $1.7 million as of August 2005 and reduces over time as the mortgage balance is paid down.

Management Compensation: The projections provide for performance bonuses for management and other employees throughout the organization and the retention plan set forth in the Plan.

Other Revenue and Cost Opportunities: Footstar intends to pursue other revenue opportunities, as well as additional cost savings opportunities. The projections do not include any benefit from such additional revenue or additional cost savings, if any.